
10010898

LAND
PEOPLE
SPIRIT

ANNUAL REPORT 2009

Southwest Gas Corporation


UNITED STATES
OF NORTH AMERICA
(Western States)
SCALES
Geographical Miles 60=1 degree
English Statute Miles
Railways
Heights in English Feet.
OREGON
NEVADA
UTAH
ARIZONA
MONTANA
IDAHO
Painted Desert
Great Salt Lake
Salt Lake City
San Francisco
Carson City
Sacramento
Salem
Boise City
Prescott
Tucson
Los Angeles
Santa Barbara
Monterey Bay
Yellowstone National Park
Mogollon Mts
Interior Basin Ranges
Northern Basin Ranges
Great Plain of the Columbia River
SONORA
MEXICO
GULF OF CALIFORNIA
PACIFIC OCEAN
38

WELCOME TO THE SOUTHWEST



{ INTRODUCTION

‡ Driven by a respect for the land and in search of a better tomorrow, generations have been determined to find a way to prosper on the sands of the desert floor or on a windswept mountain peak.

‡ Throughout the years, as individuals have traversed miles to settle a new community, Southwest Gas has traveled with them to grow the community. As these communities have grown, so has Southwest Gas. Southwesters are part of the communities we serve because we live there too. We share in the same concerns of our neighbors because they are our concerns too. We are dedicated to the well-being of our communities and stand side-by-side with our neighbors. We are there to weather the times, to be resilient, and to prepare for what is yet to come.

‡ We are Southwesters, imbued with the spirit of the Southwest.

{ STAYING THE COURSE

RESILIENCE

‡ From the heat of the sandy desert floor to the cool snow-laden mountain peaks throughout the communities we serve, Southwest Gas is there to bring the benefits and convenience of natural gas to customers.

‡ With a resiliency to adapt to challenging times in our nation's history, Southwesters stand at the ready to find sensible solutions to the task at hand. Whether it's bringing gas to warm a customer's home or working with commercial customers to meet their needs – Southwesters are there with a can-do attitude and spirit of integrity. We stay in tune with the times as we continue to embrace new technologies and business practices that guide us in the right direction toward greater operating efficiencies.



About the photography
With his resilient spirit, the cowboy is guided by his will to succeed. While he may face a challenge or two, he still knows where he's going and how to get there.



{ ACCEPTING THE UNCONTROLLABLE

PREPARATION

‡ Just as the harvest is gathered and stored to prepare for the coming days, Southwesters identify and implement best practices that best prepare them to meet each workday. At Southwest Gas good ideas are given the opportunity to take root, they are carefully cultivated, and ultimately, they are embraced.

‡ We also look to our policymakers and regulators to address our nation's energy needs. Through open dialogue we strive to cultivate initiatives that will best serve customers and shareholders alike. With natural gas as a key component to our nation's energy efficient, low-carbon future, we continue to take steps today that will help us to prepare for the energy needs of future generations. We remain committed to working with our partners towards a reliable and sustainable energy future.



About the photography
The windswept land can bring uncertain times. The inhabitants of the Southwest learn from the land, prepare for tomorrow and gain from the fruits of their labor.



{ WORKING HARD

DEDICATION

‡ Southwesters are fiercely committed to serving our customers while contributing to the financial well-being of Southwest Gas. We know that the dedication of each individual to shared goals creates a stronger workforce.

‡ A strong workforce can weather the storm to achieve new heights. Throughout the years, Southwesters have delivered the convenience of natural gas to our customers. We know that natural gas is the cleanest-burning fossil fuel and therefore more environmentally friendly. Together, we remain dedicated to bringing all of the benefits of natural gas to the communities we serve throughout our service territory.



About the photography
Patient and steadfast, the gold miner is determined to prosper. In search of a better tomorrow, he trusts that his hard work and dedication will lead him to greater wealth.




WHILE TIME
CHANGES OUR
LANDSCAPES,
IT ONLY FORTIFIES
OUR VALUES



LETTER TO SHAREHOLDERS

Fellow shareholders:

We are pleased to report 2009 earnings per share of $1.95, a marked improvement over the $1.40 reported in 2008. And for the fourth consecutive year, the Board of Directors recently approved an increase in the annualized dividend on common stock of $0.05 per share, or 5.3 percent.

Southwest Gas continued to demonstrate resilience by remaining focused on the core fundamentals of our business despite the current challenging economic circumstances we all are facing. A number of noteworthy factors point to the progress we made. As a result of our efforts to work with regulatory commissions to improve and bring stability to our revenues and cash flows, we realized rate relief in all jurisdictions we served during 2009. We also sought, and now have in place, a rate design in Nevada that brings more stability to operating margin, while allowing us to encourage greater conservation by our customers. In addition, through sensible investments in technology and operational innovations, and the resulting increased productivity, we continued to contain operating expenses. Furthermore, our liquidity is sound, and our cash flows and capital structure are as strong as they have ever been.

The increase in the Company's earnings was principally attributable to higher operating income from the natural gas segment and a positive swing in the contribution from other income.

The Company's operating margin grew by $13 million, or 2 percent during 2009, the net result of several factors. New margin from customer growth contributed $1 million. Rate relief from all of our regulatory jurisdictions accounted for an increase of $30 million.

This was somewhat offset by the effects of warmer-than-normal weather and the impacts of challenging economic conditions. Weather in both 2008 and 2009 was warmer than normal, but the negative impact of $18 million in 2009 was $7 million greater than the $11 million negative impact in 2008. The effects of temporarily vacant homes resulting from an unusually high number of foreclosures, and general conservation by our customers due to the current, challenging economic climate adversely impacted operating margin by an estimated $11 million.

Despite the downturn in the housing market, we connected 18,400 first-time meter sets during 2009, but we realized only 5,500 net new customers. Similar to our report to you last year, our communities continue to experience unusually high numbers of foreclosures and the resulting vacant homes for sale. However, as a consequence of significant declines in home values, the sale of existing homes appears to be increasing. We believe that as vacant homes are purchased and inhabited, the Company will begin to realize the positive effects of the incremental margin on operating results. We continued to require advances from builders and developers on all new construction to fund the necessary infrastructure before customers begin to take service. At December 31, 2009, we held $88 million in advances, which has helped protect us during the construction downturn.

As evidenced by recent general rate case decisions, our efforts to work closely with our regulatory commissions to improve the level and stability of our revenues and cash flows were cooperative and productive.

Effective January 1, 2009, we began receiving the benefits of general rate relief in California. In November 2008, the California Public Utilities Commission ("CPUC") approved an all-party settlement in the Company's general rate case. The settlement resulted in approximately $6 million in additional pre-tax operating income for our California jurisdictions. In addition, the CPUC further approved annual revenue increases for the years 2010-2013 of approximately $2 million per year to cover future cost increases.

In December 2008, the Arizona Corporation Commission ("ACC") approved a revenue increase of $33.5 million effective December 1, 2008. While the ACC did not adopt the Company's recommended rate design proposals in that case, they convened a series of workshops during 2009 to evaluate "rate and regulatory incentives" and establish standards to promote energy efficiency and conservation for utility customers. In conjunction with these workshops, Southwest and other interested parties submitted proposed regulations to the ACC. Rate designs that would decouple revenues from customer usage have been the topic of much discussion during the proceeding, and were incorporated into several of the parties' draft regulations. The ACC Staff is reviewing the proposals and will develop a draft regulation for consideration by the ACC. We expect a final decision in the matter later this year.

In October 2009, the Public Utilities Commission of Nevada ("PUCN") approved an annual increase to our operating income of $19.1 million, effective November 1, 2009. In its decision, the PUCN also authorized the Company to implement a decoupled rate structure. This has helped to stabilize operating margin in Nevada by insulating the Company from the effects of lower usage as a result of conservation and unusually warm weather. It also allows the Company to more aggressively pursue conservation and energy efficiency programs.

Key contributors to our productive results in recent rate case decisions have been our initiatives to control costs and exceed our customers' expectations. The Company held 2009 gas segment operating expenses to a modest two percent increase over 2008, despite the incremental costs associated with new federal mandates. This increase was partially offset by labor cost savings resulting from productivity gains. As a result of operational improvements and innovations, the number of our full-time employees declined from 2,447 at the end of 2008 to 2,423 at the end of 2009. Although we only realized 5,500 net customer additions in 2009, we were still able to extend our customer-to-employee ratio from 743 to 1 to 753 to 1, comparably one of the best ratios in our industry. And, as a result of the hard work and dedication of our employees, our Company achieved an independently determined customer satisfaction rating of 96 percent, again, one of the highest such ratings in our industry.

Southwest's financial position continued to strengthen during 2009. Total equity to total capitalization improved from nearly 45 percent at the end of 2008 to more than 46 percent at December 31, 2009. And substantially all of our $213 million in gas segment capital expenditures was funded with internally generated cash. In a very challenging market, our strong cash flows and existing credit facilities have provided the Company with a strong liquidity position. As a result of Southwest's improved financial position and our recent positive experience with general rate relief, Standard & Poor's Ratings Services upgraded the Company's unsecured long-term debt rating from BBB- to BBB(with a stable outlook). As a result of our strong cash flows, decreasing debt balances, improved debt credit rating and the low interest rate environment, interest expense declined significantly when compared to the prior year. Additionally, in February 2010 the Company announced its intention to redeem $100 million of Preferred Trust Securities which will favorably impact financing costs in the coming year.

Other income (deductions) changed from a loss of $13.4 million in 2008 to a gain of $6.6 million in 2009, a swing of $20 million. The principal factor impacting this change was the rebound in the cash surrender value associated with Company-owned life insurance ("COLI"). As we reported to you last year, the net cash surrender value of these policies (which is the cash amount the Company would receive if it voluntarily terminated the policies) is directly influenced by the investment portfolio underlying the insurance policies. The value of this investment portfolio moves up and down consistent with movements in the broader stock market. In 2009, the Company recognized a net increase in the cash surrender values of its COLI policies of $8.5 million, or $0.19 per share, compared with a net decrease of $12 million in 2008. Short-term changes in COLI policy valuations that are required to be reflected in reported earnings are non-operating in nature and do not impact Company cash flows. For a more detailed discussion regarding COLI, we encourage you to refer to Management's Discussion and Analysis in this report.

NPL Construction Co. ("NPL"), our construction subsidiary, posted 2009 earnings per share of $0.18, an improvement over the $0.16 per share earned in 2008. With minimal new construction in the nation's economy, NPL continues to focus on infrastructure maintenance and improvement work. While this work generally yields lower profit margins than with new construction, there is likely to be a significant future amount of this work due to the aging underground systems at many utilities. To continue to produce consistent operating results, NPL management continues to aggressively pursue this and all other types of work in the many states it serves.

In our ongoing review of dividend policy, the Board considers the adequacy and sustainability of the Company's earnings and cash flows, the strength of the Company's capital structure, the sustainability of the dividend through all business cycles, and whether the dividend is within a normal payout range for our industry. Based on this review, the Board of Directors determined that it is appropriate and in the best interests of shareholders to again increase the dividend on common stock. At its February 23, 2010 meeting, the Board raised the annualized dividend on common stock by $0.05 to $1.00 per share, a 5.3 percent increase. The Board will continue to monitor the Company's earnings, cash flows, and capital structure, with an eye toward the possibility of further enhancing dividend payouts in the future.

We are very encouraged by the progress we made during 2009, despite a sagging economy. Looking to 2010, we expect that the country and our service areas will continue to face a challenging, but slowly improving economy. We firmly believe that by concentrating on the core fundamentals of our business, we will build on our successes and improve the value of your investment in Southwest Gas.





James J. Kropid
Chairman of the Board

Jeffrey W. Shaw
Chief Executive Officer

CHARTS & GRAPHS

Customers Per Employee


661
706
714
743
753
2005
2006
2007
2008
2009

Stock Prices and Trading Volume


$28.07
$23.53
331,658
$39.37
$26.09
479,761
$39.95
$26.45
648,419
$33.29
$21.11
706,189
$29.48
$17.08
678,866
High
Low
Volume
(in hundreds)
2005
2006
2007
2008
2009

Comparison of Five-Year Cumulative Total Returns


Southwest Gas / S&P 500 / S&P Small Cap Gas Index
$250
$200
$150
$100
$50
0
2004
2005
2006
2007
2008
2009

The performance graph above compares the five-year cumulative total return (of an initial $100 investment) on Company common stock, assuming reinvestment of dividends, with the total returns on the Standard & Poor's 500 Stock Composite Index ("S&P 500") and the S&P Small Cap Gas Index, consisting of the Company and five other gas distribution companies.

(1) The Company is using the the S&P Small Cap Gas Index as its peer-group index.
(2) The S&P Small Cap Gas Index, which is weighted by year-end market capitalization, consists of the following companies: Laclede Group Inc.; New Jersey Resources Corp.; Northwest Natural Gas Co.; Piedmont Natural Gas Company; South Jersey Industries Inc.; and the Company.

Margin by Customer Class
(2009)

A Residential 69%
B Small Commercial 17%
C Transportation 10%
D Large Commercial 3%
E Industrial/Other 1%


B
C
D
E
A

Customers by Division
(December 31, 2009)

A Southern Nevada 33%
B Central Arizona 32%
C Southern Arizona 21%
D Southern California 7%
E Northern Nevada 7%


A
B
E
D
C

CONSOLIDATED SELECTED FINANCIAL STATISTICS

Year Ended December 31,	2009	2008	2007	2006	2005
(Thousands of dollars, except per share amounts)					
Operating revenues	$1,893,824	$2,144,743	$2,152,088	$2,024,758	$1,714,283
Operating expenses	1,685,433	1,936,881	1,929,788	1,811,608	1,563,635
Operating income	$ 208,391	$ 207,862	$ 222,300	$ 213,150	$ 150,648
Net income	$ 87,482	$ 60,973	$ 83,246	$ 83,860	$ 43,823
Total assets at year end	$3,906,292	$3,820,384	$3,670,188	$3,484,965	$3,228,426
Capitalization at year end					
Common equity	$1,102,086	$1,037,841	$ 983,673	$ 901,425	$ 751,135
Subordinated debentures	100,000	100,000	100,000	100,000	100,000
Long-term debt	1,169,357	1,185,474	1,266,067	1,286,354	1,224,898
	$2,371,443	$2,323,315	$2,349,740	$2,287,779	$2,076,033
Common stock data					
Common equity percentage of capitalization	46.5%	44.7%	41.9%	39.4%	36.2%
Return on average common equity	8.1%	6.0%	8.8%	10.3%	5.9%
Basic earnings per share	$ 1.95	$ 1.40	$ 1.97	$ 2.07	$ 1.15
Diluted earnings per share	$ 1.94	$ 1.39	$ 1.95	$ 2.05	$ 1.14
Dividends declared per share	$ 0.95	$ 0.90	$ 0.86	$ 0.82	$ 0.82
Payout ratio	49%	64%	44%	40%	71%
Book value per share at year end	$ 24.44	$ 23.48	$ 22.98	$ 21.58	$ 19.10
Market value per share at year end	$ 28.53	$ 25.22	$ 29.77	$ 38.37	$ 26.40
Market value per share to book value per share	117%	107%	130%	178%	138%
Common shares outstanding at year end (000)	45,092	44,192	42,806	41,770	39,328
Number of common shareholders at year end	20,489	22,244	22,664	23,610	23,571
Ratio of earnings to fixed charges	2.46	2.01	2.25	2.25	1.70

NATURAL GAS OPERATIONS

Year Ended December 31,	2009	2008	2007	2006	2005
(Thousands of dollars)					
Sales	$1,547,081	$1,728,924	$1,754,913	$1,671,093	$1,401,329
Transportation	67,762	62,471	59,853	56,301	53,928
Operating revenue	1,614,843	1,791,395	1,814,766	1,727,394	1,455,257
Net cost of gas sold	866,630	1,055,977	1,086,194	1,033,988	828,131
Operating margin	748,213	735,418	728,572	693,406	627,126
Expenses					
Operations and maintenance	348,942	338,660	331,208	320,803	314,437
Depreciation and amortization	166,850	166,337	157,090	146,654	137,981
Taxes other than income taxes	37,318	36,780	37,553	34,994	39,040
Operating income	$ 195,103	$ 193,641	$ 202,721	$ 190,955	$ 135,668
Contribution to consolidated net income	$ 79,420	$ 53,747	$ 72,494	$ 71,473	$ 33,670
Total assets at year end	$3,782,913	$3,680,327	$3,518,304	$3,352,074	$3,103,804
Net gas plant at year end	$3,034,503	$2,983,307	$2,845,300	$2,668,104	$2,489,147
Construction expenditures and property additions	$ 212,919	$ 279,254	$ 312,412	$ 305,914	$ 258,547
Cash flow, net					
From operating activities	$ 371,416	$ 261,322	$ 320,594	$ 253,245	$ 214,036
From (used in) investing activities	(265,850)	(237,093)	(306,396)	(277,980)	(254,120)
From (used in) financing activities	(81,744)	(34,704)	(5,347)	15,989	57,763
Net change in cash	$ 23,822	$ (10,475)	$ 8,851	$ (8,746)	$ 17,679
Total throughput (thousands of therms)					
Residential	669,736	704,986	698,063	677,605	650,465
Small commercial	294,225	314,555	310,666	309,856	300,072
Large commercial	117,241	125,121	127,561	128,255	111,839
Industrial/Other	72,623	97,702	103,525	149,243	156,542
Transportation	1,043,894	1,164,190	1,128,422	1,175,238	1,273,964
Total throughput	2,197,719	2,406,554	2,368,237	2,440,197	2,492,882
Weighted average cost of gas purchased ($/therm)	$ 0.71	$ 0.84	$ 0.81	$ 0.79	$ 0.71
Customers at year end	1,824,000	1,819,000	1,813,000	1,784,000	1,713,000
Employees at year end	2,423	2,447	2,538	2,525	2,590
Customer to employee ratio	753	743	714	706	661
Degree days—actual	1,824	1,902	1,850	1,826	1,735
Degree days—ten-year average	1,882	1,893	1,936	1,961	1,956

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

About Southwest Gas Corporation

Southwest Gas Corporation and its subsidiaries (the "Company") consist of two business segments: natural gas operations ("Southwest" or the "natural gas operations" segment) and construction services.

Southwest is engaged in the business of purchasing, distributing, and transporting natural gas in portions of Arizona, Nevada, and California. Southwest is the largest distributor in Arizona, selling and transporting natural gas in most of central and southern Arizona, including the Phoenix and Tucson metropolitan areas. Southwest is also the largest distributor of natural gas in Nevada, serving the Las Vegas metropolitan area and northern Nevada. In addition, Southwest distributes and transports natural gas in portions of California, including the Lake Tahoe area and the high desert and mountain areas in San Bernardino County.

As of December 31, 2009, Southwest had 1,824,000 residential, commercial, industrial, and other natural gas customers, of which 986,000 customers were located in Arizona, 657,000 in Nevada, and 181,000 in California. Residential and commercial customers represented over 99 percent of the total customer base. During 2009, 55 percent of operating margin was earned in Arizona, 34 percent in Nevada, and 11 percent in California. During this same period, Southwest earned 86 percent of operating margin from residential and small commercial customers, 4 percent from other sales customers, and 10 percent from transportation customers. These general patterns are expected to continue.

Southwest recognizes operating revenues from the distribution and transportation of natural gas (and related services) to customers. Operating margin is the measure of gas operating revenues less the net cost of gas sold. Management uses operating margin as a main benchmark in comparing operating results from period to period. The principal factors affecting operating margin are general rate relief, weather, conservation and efficiencies, and customer growth. Of these, weather is the primary reason for volatility in margin. Variances in temperatures from normal levels, especially in Arizona where rates remain leveraged, have a significant impact on the margin and associated net income of the Company. A decoupled rate structure adopted as part of the recently approved Nevada general rate case (see **Rates and Regulatory Proceedings**), however, is expected to prospectively mitigate the impact that weather variability will have on margin in Nevada service territories. Weather impacts are substantially offset by the margin tracking mechanism in Southwest's California service territories.

NPL Construction Co. ("NPL" or the "construction services" segment), a wholly owned subsidiary, is a full-service underground piping contractor that provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems. NPL operates in 17 major markets nationwide. Construction activity is cyclical and can be significantly impacted by changes in general and local economic conditions, including the housing market, interest rates, employment levels, job growth, the equipment resale market, and local and federal tax rates.

Executive Summary

The items discussed in this Executive Summary are intended to provide an overview of the results of the Company's operations and are covered in greater detail in later sections of management's discussion and analysis. The natural gas operations segment accounted for an average of 89 percent of consolidated net income over the past three years. As such, management's discussion and analysis is primarily focused on that segment.

Summary Operating Results

Year ended December 31,	2009	2008	2007
(In thousands, except per share amounts)			
Contribution to net income			
Natural gas operations	$ 79,420	$ 53,747	$ 72,494
Construction services	8,062	7,226	10,752
Consolidated	$ 87,482	$ 60,973	$ 83,246
Average number of common shares outstanding	44,752	43,476	42,336
Basic earnings per share			
Consolidated	$ 1.95	$ 1.40	$ 1.97
Natural Gas Operations			
Operating margin	$748,213	$735,418	$728,572

2009 Overview

P21

Consolidated results for 2009 increased compared to 2008 due to improvements in both the natural gas and construction services segments. Basic earnings per share were $1.95 in 2009 compared to basic earnings per share of $1.40 in 2008.

Natural gas operations highlights include the following:

- Rate relief, weather, and challenging economic conditions all significantly impacted operating margin during 2009
- Operating margin increased approximately $13 million, or two percent, compared to the prior year
- Operating expenses increased $11 million, or two percent, between years
- Other income includes year-over-year COLI improvement of $21 million
- Net financing costs decreased $9 million between 2009 and 2008
- Nevada general rate increase and decoupling mechanism approved effective November 2009
- Southwest's liquidity position remains strong

Construction services highlights include the following:

- Revenues in 2009 decreased $74 million compared to 2008, but contribution to net income increased $836,000

Rate Relief. During 2009, Southwest received the benefits of rate relief in all of its regulatory jurisdictions which accounted for $30 million of incremental operating margin. Additionally, the Public Utilities Commission of Nevada ("PUCN") authorized a decoupled rate structure that will help stabilize annual operating margin in Nevada effective November 2009. See **Rates and Regulatory Proceedings** for additional details of the various rate decisions.

Customers. During 2009, Southwest completed 18,000 first-time meter sets. These meter sets led to 5,000 net additional active customers between 2008 and 2009. The difference between first-time meter sets and incremental active meters indicates a continuing build-up of unoccupied homes, a trend first experienced during 2007. Although the difference between first-time meter sets and additional active meters is narrowing in comparison to the two previous years, Southwest is projecting net growth will remain sluggish (1% or less) for 2010 as high foreclosure rates and recessionary conditions persist throughout its service territories. Once housing supply and demand come back into balance, Southwest expects to experience a correction in which customer additions exceed first-time meter sets. Although management cannot predict the timing of a turn-around, it is not likely to occur in the near term.

Weather. The rate structures in each of Southwest's three states provide varying levels of protection from risks that drive operating margin volatility, particularly weather risk. During 2009, the estimated weather impact on operating margin was a reduction of $18 million, including $13 million from the first quarter when Arizona experienced one of its warmest winters in 100 years. By comparison, during 2008, weather resulted in an estimated negative operating margin impact of $11 million.

In Southwest's California service territories, weather impacts were offset by the margin tracking mechanism allowing margin to grow as authorized in its most recent general rate case. In Nevada, the negative impacts were mitigated by a declining block rate structure which was in place until November when a decoupled rate structure became effective. Most of the reduction occurred in Arizona, where rates are highly leveraged and a single block rate structure is in effect. In addition, the heating season is fairly condensed in Arizona; therefore variations from "normal" temperatures can cause significant volatility in operating margin as over 50 percent of Southwest's annual operating margin is normally earned in Arizona.

Conservation, Energy Efficiencies, and Economic Impacts on Consumption. A significant portion of Southwest's operating margin (primarily in Arizona and partially in Nevada) has been recognized based on the volumetric usage of its customers. Historically the impacts of this rate design methodology have been most pronounced when temperatures varied from normal levels. Over the longer-term, average usage has also declined due to new home construction practices and energy efficient appliances. Recently, the continued downturn in the economy and associated pro-active conservation efforts have resulted in a more pronounced drop in average per-customer usage. For the year ended December 31, 2009, the estimated impact of these non-weather-related volumetric declines was a reduction to operating margin of $11 million. The decoupling methodology authorized in the recent Nevada rate case, effective November 2009, should mitigate this impact in Nevada going forward. Management continues to work with regulators in Arizona to establish a decoupling methodology that would allow the Company to support and encourage conservation efforts without jeopardizing the recognition of authorized operating margin.

Company-Owned Life Insurance ("COLI"). Southwest has life insurance policies on members of management and other key employees to indemnify itself against the loss of talent, expertise, and knowledge, as well as to provide indirect funding for certain nonqualified benefit plans. The COLI policies have a combined net death benefit value of approximately $136 million at December 31, 2009. The net cash surrender value of these policies (which is the cash amount that would be received if Southwest voluntarily terminated the policies) is approximately $58 million at December 31, 2009 and is included in the caption "Other property and investments" on the balance sheet. Cash surrender values are directly influenced by the investment portfolio underlying the insurance policies. This portfolio includes both equity and fixed income (mutual fund) investments. As a result, generally the cash surrender value (but not the net death benefit) moves up and down consistent with the movements in the broader stock and bond markets. During 2009, Southwest recognized in Other income (deductions) a net increase in the cash surrender values of its COLI policies of $8.5 million (compared to a net decline of $12 million in 2008). Current tax regulations provide for tax-free treatment of life insurance (death benefit) proceeds. Therefore, the changes in the cash surrender value components of COLI policies as they progress towards the ultimate death benefits are also recorded without tax consequences. Currently, the Company intends to hold the COLI policies for their duration and purchase additional policies as necessary.

Liquidity. Although the credit crisis eased somewhat during 2009, significant attention is still being paid to companies' liquidity and credit risks. Focus on these risks will likely continue given the current national economic environment. The Company has experienced no significant impacts to its liquidity position from the credit crisis. Southwest believes its liquidity position remains strong. Southwest has a $300 million credit facility maturing in May 2012, $150 million of which is designated for working capital needs. The facility is provided through a consortium of eight major banking institutions. Usage of the facility in 2009 was minimal even during the winter heating season when gas purchases normally require temporary financing. This was primarily due to natural gas prices that were relatively stable and gas-cost related rate mechanisms that favorably impacted operating cash flows. The slowdown in housing construction has also allowed Southwest to fund construction expenditures primarily with internally generated cash.

Results of Natural Gas Operations

Year Ended December 31,	2009	2008	2007
(Thousands of dollars)			
Gas operating revenues	$1,614,843	$1,791,395	$1,814,766
Net cost of gas sold	866,630	1,055,977	1,086,194
Operating margin	748,213	735,418	728,572
Operations and maintenance expense	348,942	338,660	331,208
Depreciation and amortization	166,850	166,337	157,090
Taxes other than income taxes	37,318	36,780	37,553
Operating income	195,103	193,641	202,721
Other income (deductions)	6,590	(13,469)	4,850
Net interest deductions	74,091	83,096	86,436
Net interest deductions on subordinated debentures	7,731	7,729	7,727
Income before income taxes	119,871	89,347	113,408
Income tax expense	40,451	35,600	40,914
Contribution to consolidated net income	$ 79,420	$ 53,747	$ 72,494

2009 vs. 2008

Contribution to consolidated net income from natural gas operations increased $25.7 million in 2009 compared to 2008. The increase was a result of a $20 million improvement in other income, higher operating margin, and reduced financing costs, partially offset by an increase in operating expenses.

Operating margin increased $13 million between years. Rate relief provided $30 million toward the operating margin increase, consisting of $25 million in Arizona, $3 million in California, and $2 million in Nevada. Conservation, resulting from current economic conditions and energy efficiency, negatively impacted operating margin by an estimated $11 million. Differences in heating demand caused primarily by weather variations between years resulted in a $7 million operating margin decrease as warmer-than-normal temperatures were experienced during both years (during 2009, operating margin was negatively impacted by $18 million, while the negative impact in 2008 was $11 million). Customer growth contributed $1 million of the operating margin increase.

Operations and maintenance expense increased $10.3 million, or three percent, principally due to the impact of general cost increases and higher employee-related benefit costs. The increase was mitigated by slightly lower staffing levels.

Depreciation expense increased $513,000, or less than one percent, as a result of additional plant in service, substantially offset by lower depreciation rates in the California ($3 million annualized reduction) and Nevada ($2.3 million annualized reduction) rate jurisdictions effective in January and June 2009, respectively. Average gas plant in service for 2009 increased $193 million, or five percent, as compared to 2008. This was attributable to new business, reinforcement work, franchise requirements, routine pipe replacement activities, and the addition of two new operations centers in southern Nevada.

Other income improved $20.1 million between 2009 and 2008. This was primarily due to a $8.5 million increase in the cash surrender values of COLI policies in the current year compared to cash surrender value declines in the prior year of $12 million, partially offset by a $1.9 million reduction in interest income between the years.

Net financing costs decreased $9 million between 2009 and 2008 primarily due to a reduction in outstanding debt, including the redemption of $75 million of long-term debt in December 2008, and lower interest rates associated with Southwest's commercial credit and other variable-rate facilities.

2008 vs. 2007

Contribution to consolidated net income from natural gas operations decreased $18.7 million in 2008 compared to 2007. The decline in contribution was primarily caused by lower other income and higher operating expenses partially offset by margin increases and reduced financing costs.

Operating margin increased $7 million, or one percent, between 2008 and 2007. Customer growth accounted for $6 million of the increase and rate relief contributed $4 million. Differences in heating demand caused primarily by weather variations between periods resulted in a $1 million operating margin increase as warmer-than-normal temperatures were experienced during both periods (during 2008, operating margin was negatively impacted by $11 million, while the negative impact in 2007 was $12 million). In both years Southwest experienced extreme warm weather during the fourth quarter which more than offset colder than normal temperatures earlier in the year. Conservation, energy efficiency, and the impact of challenging economic conditions on consumption resulted in a $4 million decline.

Operations and maintenance expense increased $7.5 million, or two percent, principally due to the impact of general cost increases. Labor efficiencies, primarily from the conversion to electronic meter reading and other cost containment efforts, mitigated the increase in operations and maintenance expense.

Depreciation expense increased $9.2 million, or six percent, as a result of additional plant in service. Average gas plant in service for 2008 increased $244 million, or six percent, compared to 2007. This was attributable to the upgrade of existing operating facilities and the expansion of the system to accommodate customer growth.

Other income decreased $18.3 million between 2008 and 2007. This was primarily due to negative returns on long-term investments (COLI) in 2008 ($12 million) compared to positive returns in 2007 ($1.2 million) and a reduction in interest income between years ($2.3 million) primarily due to the full recovery of previously deferred purchased gas cost receivables.

Net financing costs decreased $3.3 million between 2008 and 2007 primarily due to lower average debt outstanding and reduced interest rates associated with Southwest's commercial credit facility.

Rates and Regulatory Proceedings

General Rate Relief and Rate Design

Rates charged to customers vary according to customer class and rate jurisdiction and are set by the individual state and federal regulatory commissions that govern Southwest's service territories. Southwest makes periodic filings for rate adjustments as the costs of providing service (including the cost of natural gas purchased) change and as additional investments in new or replacement pipeline and related facilities are made. Rates are intended to provide for recovery of all prudently incurred costs and provide a reasonable return on investment. The mix of fixed and variable components in rates assigned to various customer classes (rate design) can significantly impact the operating margin actually realized by Southwest. Management has worked with its regulatory commissions in designing rate structures that strive to provide affordable and reliable service to its customers while mitigating the volatility in prices to customers and stabilizing returns to investors. Such a rate structure is in place in California and was recently approved in Nevada. See *Nevada General Rate Case* for additional details. Southwest continues to pursue rate design changes in Arizona. See *Arizona Energy Efficiency and Decoupling Proceeding* for more information.

Nevada General Rate Case. Southwest filed a general rate application with the PUCN in April 2009 requesting an increase in authorized annual operating revenues of $28.8 million, or 5.9 percent in the Company's southern Nevada rate jurisdiction and $1.7 million, or 1.4 percent in the northern Nevada rate jurisdiction. At the rebuttal stage in the case, Southwest had reduced its combined southern and northern Nevada requested revenue increase to $27.8 million. The PUCN issued its Order in this proceeding in October with rates effective November 2009. The Order provided for a revenue increase of $17.6 million in southern Nevada based on an overall rate of return of 7.40% and a 10.15% return on equity. Northern Nevada experienced a revenue decrease of $0.5 million with an overall rate of return of 8.29% and a 10.15% return on equity. On a combined basis, the rate case decision is designed to increase operating income by $19.1 million. The Company was also authorized to implement a decoupled rate structure based on PUCN regulations that will help stabilize operating margin by insulating the Company from the effects of lower usage (including volumes associated with unusual weather). It will also allow the Company to more aggressively pursue customer conservation opportunities through implementation of substantive conservation and energy efficiency programs. For 2009, the Order resulted in an operating margin increase of $2 million.

The PUCN Order also included the following:

- Authorized capital structure utilizing 47 percent common equity,
- 10.15% return on equity (consisting of 10.40% overall equity return, reduced by 25 basis points for the expected reduction in risk associated with implementation of the decoupling mechanism),
- Authorized rate base of $820 million in southern Nevada and $117 million in northern Nevada,
- Adoption of the Company's recommendation to offset a $20.5 million deferred gain on the sale of the former southern Nevada operations facility against the cost of the land purchased for new facilities by $12.8 million and eliminating approximately $5.9 million of deferred costs associated with a government-mandated pipe inspection program (the remaining $1.8 million will be accreted to income over 4 years),
- Approval of a tracking mechanism for gas cost-related uncollectible expense, and
- Inclusion for ratemaking purposes of several post test period adjustments (including the new southern Nevada operations facilities), thus mitigating regulatory lag associated with these recently completed construction projects.

California General Rate Cases. Effective January 2009, Southwest received general rate relief in California. The California Public Utilities Commission ("CPUC") decision authorized an overall increase of $2.8 million in 2009 with an additional $400,000 deferred to 2010. In addition, attrition increases were approved to be effective for the years 2010-2013 of 2.95% in southern and northern California and $100,000 per year for the South Lake Tahoe rate jurisdiction. In October 2009, Southwest filed for attrition which was approved effective January 2010 in the amount of $1.7 million in southern California, $417,000 in northern California, and $559,000 for South Lake Tahoe (including the $400,000 previously deferred). In the general rate case, the CPUC also authorized a return to a seasonal margin methodology (which resulted in significant quarterly swings in reported operating margin for 2009 versus 2008) in addition to lower depreciation rates which reduced annualized depreciation expense by $3 million.

FERC General Rate Case. Paiute Pipeline Company, a subsidiary of the Company, filed a general rate case with the Federal Energy Regulatory Commission ("FERC") in February 2009. The filing fulfilled an obligation from the settlement agreement reached in the 2005 Paiute general rate case. The application requested an increase in operating revenues of approximately $3.9 million. A final decision has not been rendered and the parties to the case are in settlement discussions; however, in accordance with FERC requirements, new rates went into effect in September 2009, subject to refund.

Arizona Energy Efficiency and Decoupling Proceeding. The Arizona Corporation Commission ("ACC") convened a series of workshops earlier in 2009 to evaluate "rate and regulatory incentives" and establish standards to promote energy efficiency and conservation for utility customers. In conjunction with these workshops, Southwest and other interested parties submitted proposed regulations to the ACC in June 2009. Rate designs which would decouple revenues from customer usage were the topic of much discussion in the proceeding, and were incorporated in several of the parties' draft regulations. The ACC Staff is reviewing the proposals and will develop a draft regulation for consideration by the ACC. The Company anticipates a final decision in this matter later this year.

PGA Filings

The rate schedules in all of Southwest's service territories contain provisions that permit adjustments to rates as the cost of purchased gas changes. These deferred energy provisions and purchased gas adjustment clauses are collectively referred to as "PGA" clauses. Differences between gas costs recovered from customers and amounts paid for gas by Southwest result in over- and under-collections. At December 31, 2009, over-collections in Arizona and southern Nevada resulted in a liability of $93.2 million and under-collections in California and northern Nevada resulted in an asset of $3.2 million on the Company's balance sheets. Filings to change rates in accordance with PGA clauses are subject to audit by state regulatory commission staffs. PGA changes impact cash flows but have no direct impact on profit margin. However, gas cost deferrals and recoveries can impact comparisons between periods of individual income statement components. These include Gas operating revenues, Net cost of gas sold, Net interest deductions, and Other income (deductions). In addition, since Southwest is permitted to accrue interest on PGA balances, the cost of incremental PGA-related short-term borrowings will be largely offset and there should be no material negative impact to earnings.

Southwest had the following outstanding PGA balances receivable/(payable) at the end of its two most recent fiscal years (millions of dollars):

	2009	2008
Arizona	$(33.2)	$ (9.6)
Northern Nevada	1.2	(1.5)
Southern Nevada	(60.0)	(19.9)
California	2.0	(2.1)
	$(90.0)	$(33.1)

Arizona PGA Filings. In Arizona, Southwest adjusts rates monthly for changes in purchased gas costs, within pre-established limits measured on a twelve-month rolling average. A temporary surcredit of $0.08 per therm was put into place in December 2009 to help accelerate the refund of the current over-collected balance to customers. On an annual basis, the surcredit is expected to refund approximately $40 million. A prudence review of gas costs is conducted in conjunction with general rate cases.

California Gas Cost Filings. In California, a monthly gas cost adjustment based on forecasted monthly prices is utilized. Monthly adjustments provide the most timely recovery of gas costs in any Southwest jurisdiction and are designed to send appropriate pricing signals to customers.

Nevada Gas Cost Filings. In Nevada, quarterly gas cost changes, that are based on a twelve-month rolling average, are utilized. Annual deferred energy account adjustments are subject to a prudence review and audit of the natural gas costs incurred.

Gas Price Volatility Mitigation

Regulators in Southwest's service territories have encouraged Southwest to take proactive steps to mitigate price volatility to its customers. To accomplish this, Southwest periodically enters into fixed-price term contracts and fixed-for-floating swap contracts ("Swaps") for about half of its annual normal weather supply needs under its volatility mitigation programs. For the 2009/2010 heating season, contracts contained in the fixed-price portion of the portfolio range in price from approximately $4 to $10 per dekatherm. Natural gas purchases not covered by fixed-price contracts are made under variable-price contracts with firm quantities, and on the spot market. Prices for these contracts are not known until the month of purchase.

Capital Resources and Liquidity

Cash on hand and cash flows from operations have generally been sufficient over the past three years to provide for net investing activities (primarily construction expenditures and property additions). During the same three-year period, the Company has been able to reduce the net amount of debt outstanding (including short-term borrowings). The Company's capitalization strategy is to maintain an appropriate balance of equity and debt (including subordinated debentures and short-term borrowings).

To facilitate future financings, the Company has a universal shelf registration statement providing for the issuance and sale of registered securities from time to time, which may consist of secured debt, unsecured debt, preferred stock, or common stock. The number and dollar amount of securities issued under the universal shelf registration statement, which was filed with the Securities and Exchange Commission ("SEC") and automatically declared effective in December 2008, will be determined at the time of the offerings and presented in the applicable prospectuses.

Cash Flows

Operating Cash Flows. Cash flows provided by consolidated operating activities increased $106 million in 2009 as compared to 2008. The primary driver of the change was temporary fluctuations in working capital components. Operating cash flows were also benefited by an increase in net income between the periods.

In February 2009, the American Recovery and Reinvestment Act of 2009 ("Act") was signed into law. This Act provides a 50 percent bonus tax depreciation deduction for qualified property acquired or constructed and placed in service in 2009. Southwest estimates that the bonus depreciation deduction deferred the payment of approximately $19 million of federal income taxes during 2009 to future periods.

Investing Cash Flows. Cash used in consolidated investing activities increased $11.7 million in 2009 as compared to 2008. The 2009 activity includes restricted funds associated with the issuance of the $50 million variable-rate 2009 Series A Industrial Development Revenue Bonds ("IDRBs") in December 2009 partially offset by reductions in construction expenditures and equipment purchases. The 2008 activity included receipt of an exchange fund deposit.

Financing Cash Flows. Cash used in consolidated financing activities increased $49.8 million during 2009 as compared to 2008 primarily due to a reduction in borrowings under Southwest's commercial credit facility, partially offset by a net issuance of long-term debt. Beginning in the second quarter of 2009, the Company ceased issuing new Common Stock associated with the Employee Investment Plan. (The Plan will purchase shares on the open market as needed). Dividends paid increased in 2009 as compared to 2008 as a result of a quarterly dividend increase and an increase in the number of shares outstanding.

The capital requirements and resources of the Company generally are determined independently for the natural gas operations and construction services segments. Each business activity is generally responsible for securing its own financing sources. The capital requirements and resources of the construction services segment are not material to the overall capital requirements and resources of the Company.

2009 Construction Expenditures

During the three-year period ended December 31, 2009, total gas plant increased from $3.8 billion to $4.4 billion, or at an annual rate of five percent. Customer growth was a substantial portion of the plant increase as the Company set 110,000 meters resulting in 40,000 net new customers during the three-year period.

During 2009, construction expenditures for the natural gas operations segment were $213 million. Approximately 55 percent of these expenditures represented new construction and the balance represented costs associated with routine replacement of existing transmission, distribution, and general plant. Cash flows from operating activities of Southwest were $371 million which provided sufficient funding for construction expenditures and dividend requirements of the natural gas operations segment.

2009 Financing Activity

In December 2009, the Company issued $50 million in Clark County, Nevada variable-rate 2009 Series A IDRBs, supported by a letter of credit with JPMorgan Chase Bank. The Series 2009A IDRBs were issued at par and are due December 1, 2039. At December 31, 2009, $49.8 million in proceeds from the issuance of the IDRBs remained in trust and are reflected as restricted cash on the balance sheet. The IDRBs were issued to finance all or a portion of the cost of the acquisition, construction, and installation of projects consisting of the upgrade, improvement, addition, and replacement of facilities for local furnishing of natural gas in Clark County, Nevada.

During 2009, the Company issued shares of common stock through the Dividend Reinvestment and Stock Purchase Plan ("DRSPP"), Employee Investment Plan, and Stock Incentive Plan, raising approximately $18 million. The remaining capacity under the Equity Shelf Program of $16.7 million expired unused in March 2009. The DRSPP and Employee Investment Plan are expected to be a source of capital in the future, albeit at lower levels.

Three-Year Construction Expenditures, Debt Maturities, and Financing

Southwest estimates natural gas segment construction expenditures during the three-year period ending December 31, 2012 will be approximately $570 million. Of this amount, approximately $200 million are expected to be incurred in 2010. During the three-year period, cash flows from operating activities of Southwest are expected to provide sufficient funding for the gas operations total construction expenditures and dividend requirements. During the three-year period, the Company expects to raise $8 million to $10 million from its various common stock programs. Any cash requirements not met by operating activities are expected to be provided by existing credit facilities and/or other external financing sources. The timing, types, and amounts of these additional external financings will be dependent on a number of factors, including conditions in the capital markets, timing and amounts of rate relief, growth levels in Southwest service areas, and earnings. These external financings may include the issuance of both debt and equity securities, bank and other short-term borrowings, and other forms of financing.

In February 2010, the Company notified holders of the $100 million, 7.70% subordinated debentures (Preferred Securities) that these securities will be redeemed by the Company in March 2010. The Company will facilitate the redemption using existing cash and borrowings under the $300 million credit facility.

Southwest has $200 million of long-term debt maturing in February 2011 and $200 million maturing in May 2012. The Company currently intends to issue $250 million of new debentures in December 2010 and $200 million of debentures in March 2012 to provide funding for the maturing obligations (and a portion of the redeemed subordinated debentures). In connection with these planned debt issuances, the Company, in January 2010, entered into two forward-starting interest rate swap ("FSIRS") agreements to hedge the risk of interest rate variability during the period leading up to the planned issuances. The counterparties to both agreements comprise four major banking institutions. The first FSIRS has a notional amount of $125 million (with Southwest as the fixed-rate payer at a rate of 4.26%) and has a mandatory termination date on or before December 7, 2010. The second FSIRS has a notional amount of $100 million (with Southwest as the fixed-rate payer at a rate of 4.78%) and has a mandatory termination date on or before March 20, 2012. Southwest has designated the FSIRS agreements as cash flow hedges of forecasted future interest payments.

Liquidity

Liquidity refers to the ability of an enterprise to generate sufficient amounts of cash through its operating activities and external financing to meet its cash requirements. Several general factors (some of which are out of the control of the Company) that could significantly affect liquidity in future years include variability of natural gas prices, changes in the ratemaking policies of regulatory commissions, regulatory lag, customer growth in the natural gas segment's service territories, Southwest's ability to access and obtain capital from external sources, interest rates, changes in income tax laws, pension funding requirements, inflation, and the level of Company earnings. Natural gas prices and related gas cost recovery rates have historically had the most significant impact on Company liquidity.

On an interim basis, Southwest generally defers over- or under-collections of gas costs to PGA balancing accounts. In addition, Southwest uses this mechanism to either refund amounts over-collected or recoup amounts under-collected as compared to the price paid for natural gas during the period since the last PGA rate change went into effect. At December 31, 2009, the combined balance in the PGA accounts totaled an over-collection of $90 million. See **PGA Filings** for more information on recent regulatory filings.

The Company has a $300 million credit facility that expires in May 2012. Southwest has designated $150 million of the $300 million facility as long-term debt and the remaining $150 million for working capital purposes. At December 31, 2009, $92.4 million was outstanding on the long-term portion and no borrowings were outstanding on the short-term portion of the credit facility. The credit facility can be used as necessary to meet liquidity requirements, including temporarily financing under-collected PGA balances, if any. This credit facility has been, and is expected to continue to be, adequate for Southwest's working capital needs outside of funds raised through operations and other types of external financing. Management believes the Company currently has a solid liquidity position.

Credit Ratings

The Company's borrowing costs and ability to raise funds are directly impacted by its credit ratings. Securities ratings issued by nationally recognized ratings agencies provide a method for determining the credit worthiness of an issuer. Company debt ratings are important because long-term debt constitutes a significant portion of total capitalization. These debt ratings are a factor considered by lenders when determining the cost of debt for the Company (i.e., the better the rating, the lower the cost to borrow funds).

The Company's unsecured long-term debt rating from Moody's Investors Service, Inc. ("Moody's") is Baa3 with a stable outlook. Moody's applies a Baa rating to obligations which are considered medium grade obligations with adequate security. A numerical modifier of 1 (high end of the category) through 3 (low end of the category) is included with the Baa to indicate the approximate rank of a company within the range.

The Company's unsecured long-term debt rating from Fitch, Inc. ("Fitch") is BBB. Fitch has assigned a stable outlook to the rating. Fitch debt ratings range from AAA (highest credit quality) to D (defaulted debt obligation). The Fitch rating of BBB indicates a credit quality that is considered prudent for investment.

In April 2009, Standard & Poor's Ratings Services ("S&P") upgraded the Company's unsecured long-term debt ratings from BBB- with a positive outlook to BBB with a stable outlook. S&P cited the Company's stronger financial performance due to reduced debt leverage and the recent general rate increase in the Company's Arizona service territory as reasons for the upgrade. S&P debt ratings range from AAA (highest rating possible) to D (obligation is in default). The S&P rating of BBB indicates the issuer of the debt is regarded as having an adequate capacity to pay interest and repay principal.

A securities rating is not a recommendation to buy, sell, or hold a security and is subject to change or withdrawal at any time by the rating agency. The foregoing securities ratings are subject to change at any time in the discretion of the applicable ratings agencies. Numerous factors, including many that are not within the Company's control, are considered by the ratings agencies in connection with assigning securities ratings.

No debt instruments have credit triggers or other clauses that result in default if Company bond ratings are lowered by rating agencies. Certain Company debt instruments contain securities ratings covenants that, if set in motion, would increase financing costs. Certain debt instruments also have leverage ratio caps and minimum net worth requirements. At December 31, 2009, the Company is in compliance with all of its covenants. Under the most restrictive of the covenants, the Company could issue over $1.6 billion in additional debt and meet the leverage ratio requirement and has at least $600 million of cushion in equity relating to the minimum net worth requirement.

Inflation

Inflation can impact the Company's results of operations. Natural gas, labor, employee benefits, consulting, and construction costs are the categories most significantly impacted by inflation. Changes to the cost of gas are generally recovered through PGA mechanisms and do not significantly impact net earnings. Labor and employee benefits are components of the cost of service, and construction costs are the primary component of rate base. In order to recover increased costs, and earn a fair return on rate base, general rate cases are filed by Southwest, when deemed necessary, for review and approval by regulatory authorities. Regulatory lag, that is, the time between the date increased costs are incurred and the time such increases are recovered through the ratemaking process, can impact earnings. See **Rates and Regulatory Proceedings** for a discussion of recent rate case proceedings.

Off-Balance Sheet Arrangements

All Company debt is recorded on its balance sheets. The Company has long-term operating leases, which are described in **Note 2—Utility Plant** of the Notes to Consolidated Financial Statements, and included in the Contractual Obligations Table below.

Contractual Obligations

The Company has various contractual obligations such as long-term purchase contracts, significant non-cancelable operating leases, gas purchase obligations, and long-term debt agreements. The Company has classified these contractual obligations as either operating activities or financing activities, which mirrors their presentation in the Consolidated Statement of Cash Flows. No contractual obligations for investing activities exist at this time. The table below summarizes the Company's contractual obligations at December 31, 2009 (millions of dollars):

	Payments due by period				
Contractual Obligations	Total	2010	2011-2012	2013-2014	Thereafter
Operating activities:					
Operating leases (Note 2)	$ 26	$ 5	$ 8	$ 7	$ 6
Gas purchase obligations	441	332	109	—	—
Pipeline capacity	924	126	182	139	477
Other commitments	27	17	8	1	1
Financing activities:					
Subordinated debentures to Southwest Gas Capital II (Note 5)	103	—	—	—	103
Interest on subordinated debentures to Southwest Gas Capital II (Note 5)	260	8	15	15	222
Long-term debt (Note 6)	1,171	1	495	—	675
Interest on long-term debt	798	66	84	67	581
Other	15	—	—	—	15
Total	$3,765	$555	$901	$229	$2,080

Obligations for Operating Activities: The table provides a summary of the Company's obligations associated with operating activities. Operating leases represent multi-year obligations for office rent and certain equipment. Gas purchase obligations include fixed-price and variable-rate gas purchase contracts covering approximately 103 million dekatherms. Fixed-price contracts range in price from approximately $4 to $10 per dekatherm. Variable-price contracts reflect minimum contractual obligations.

Southwest has pipeline capacity contracts for firm transportation service, both on a short- and long-term basis, with several companies for all of its service territories, some with terms extending to 2044. Southwest also has interruptible contracts in place that allow additional capacity to be acquired should an unforeseen need arise. Costs associated with these pipeline capacity contracts are a component of the cost of gas sold and are recovered from customers primarily through the PGA mechanism.

Obligations for Financing Activities: Contractual obligations for financing activities are debt obligations consisting of scheduled principal and interest payments over the life of the debt.

Other: Estimated funding for pension and other postretirement benefits during calendar year 2010 is $25 million. The Company has an insignificant amount of liabilities in connection with uncertainty surrounding income tax positions taken or expected to be taken.

Results of Construction Services

Year Ended December 31,	2009	2008	2007
(Thousands of dollars)			
Construction revenues	$278,981	$353,348	$337,322
Operating expenses:			
Construction expenses	242,461	311,745	292,319
Depreciation and amortization	23,232	27,382	25,424
Operating income	13,288	14,221	19,579
Other income (deductions)	55	63	73
Net interest deductions	1,179	1,823	2,036
Income before income taxes	12,164	12,461	17,616
Income tax expense	4,466	5,235	6,864
Net income	7,698	7,226	10,752
Net income (loss) attributable to noncontrolling interest	(364)	—	—
Contribution to consolidated net income attributable to NPL	$ 8,062	$ 7,226	$ 10,752

2009 vs. 2008

Contribution to consolidated net income from construction services for 2009 increased $836,000 compared to 2008. The increase was due primarily to a reduction in construction expenses and lower interest deductions. Gains on sales of equipment were $3.3 million for 2009 and $2.1 million for 2008.

The general slowdown in the new housing market and associated construction activities that started in 2007, continued throughout 2008 and 2009. The adverse economic conditions experienced in 2009 negatively impacted the amount of work under existing blanket contracts, and reduced the amount of profitable bid work. It is anticipated that the current economic environment will continue to impact construction services results in 2010.

Revenues decreased $74.4 million due primarily to less new construction work and a decrease in bid work. The construction revenues above include NPL contracts with Southwest totaling $52.6 million in 2009 and $63.1 million in 2008. NPL accounts for the services provided to Southwest at contractual (market) prices.

Construction expenses decreased $69.3 million due primarily to the overall reduction in construction work, cost savings initiatives, and lower fuel and fuel-related expenses. Interest expense decreased $644,000 between years due to a reduction in outstanding debt.

Income tax expense improved from the prior year due to certain beneficial impacts of tax regulations in effect in 2009.

In November 2009, NPL entered into a venture to market natural gas engine-driven heating, ventilating, and air conditioning ("HVAC") technology and products. NPL has a 65 percent interest in the entity (IntelliChoice Energy, "ICE") and consolidates ICE as a majority-owned subsidiary.

NPL's revenues and operating profits are influenced by weather, customer requirements, mix of work, local economic conditions, bidding results, and the equipment resale market. Generally, revenues and profits are lowest during the first quarter of the year due to unfavorable winter weather conditions. Operating results typically improve as more favorable weather conditions occur during the summer and fall months.

2008 vs. 2007

The 2008 contribution to consolidated net income from construction services decreased $3.5 million from 2007. The decrease reflects unfavorable weather conditions during the first quarter of 2008 and a reduction in the volume of higher profit new construction work resulting from the general slowdown in the new housing market. Increased costs for fuel and fuel-related products and services also contributed to the decrease.

Revenues increased $16 million due primarily to additional work under two existing blanket contracts and new bid work. The construction revenues above include NPL contracts with Southwest totaling $63.1 million in 2008 and $71.4 million in 2007. NPL accounts for the services provided to Southwest at contractual (market) prices.

Construction expenses rose $19.4 million due primarily to increased costs for labor, direct materials, subcontractors and fuel. Interest expense decreased $213,000 due to a reduction in long-term borrowing.

Recently Issued Accounting Standards Updates

The Financial Accounting Standards Board ("FASB") recently issued Accounting Standards Updates dealing with the transfer of financial assets, the accounting treatment of Variable Interest Entities, and disclosures about fair value measurements. See **Note 1—Summary of Significant Accounting Policies** for more information regarding these accounting standards updates and their potential impact on the Company's financial position, results of operations, and disclosures.

Application of Critical Accounting Policies

A critical accounting policy is one which is very important to the portrayal of the financial condition and results of a company, and requires the most difficult, subjective, or complex judgments of management. The need to make estimates about the effect of items that are uncertain is what makes these judgments difficult, subjective, and/or complex. Management makes subjective judgments about the accounting and regulatory treatment of many items and bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments. These estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company's operating environment changes. The following are accounting policies that are critical to the financial statements of the Company. For more information regarding the significant accounting policies of the Company, see **Note 1—Summary of Significant Accounting Policies.**

Regulatory Accounting

Natural gas operations are subject to the regulation of the Arizona Corporation Commission, the Public Utilities Commission of Nevada, the California Public Utilities Commission, and the Federal Energy Regulatory Commission. The accounting policies of the Company conform to generally accepted accounting principles applicable to rate-regulated entities and reflect the effects of the ratemaking process. As such, the Company is allowed to defer as regulatory assets, costs that otherwise would be expensed if it is probable that future recovery from customers will occur. The Company reviews these assets to assess their ultimate recoverability within the approved regulatory guidelines. If rate recovery is no longer probable, due to competition or the actions of regulators, the Company is required to write-off the related regulatory asset (which would be recognized as current-period expense). Regulatory liabilities are recorded if it is probable that revenues will be reduced for amounts that will be credited to customers through the ratemaking process. The timing and inclusion of costs in rates is often delayed (regulatory lag) and results in a reduction of current-period earnings. Refer to **Note 4—Regulatory Assets and Liabilities** for a list of regulatory assets and liabilities.

Accrued Utility Revenues

Revenues related to the sale and/or delivery of natural gas are generally recorded when natural gas is delivered to customers. However, the determination of natural gas sales to individual customers is based on the reading of their meters, which is performed on a systematic basis throughout the month. At the end of each month, revenues for natural gas that has been delivered but not yet billed are accrued. This accrued utility revenue is estimated each month based on daily sales volumes, applicable rates, number of customers, rate structure, analyses reflecting significant historical trends, weather, and experience. In periods of extreme weather conditions, the interplay of these assumptions could impact the variability of the accrued utility revenue estimates, particularly in the Company's Arizona rate jurisdiction which does not have a decoupled rate structure.

Accounting for Income Taxes

The income tax calculations of the Company require estimates due to known future tax rate changes, book to tax differences, and uncertainty with respect to regulatory treatment of certain property items. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Regulatory tax assets and liabilities are recorded to the extent the Company believes they will be recoverable from or refunded to customers in future rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company regularly assesses financial statement tax provisions to identify any change in the regulatory treatment or tax-related estimates, assumptions, or enacted tax rates that could have a material impact on cash flows, the financial position, and/or results of operations of the Company.

Accounting for Pensions and Other Postretirement Benefits

Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees. In addition, Southwest has a separate unfunded supplemental retirement plan which is limited to officers. The Company's pension obligations and costs for these plans are affected by the amount of cash contributions to the plans, the return on plan assets, discount rates, and by employee demographics, including age, compensation, and length of service. Changes made to the provisions of the plans may also impact current and future pension costs. Actuarial formulas are used in the determination of pension obligations and costs and are affected by actual plan experience and assumptions about future experience. Key actuarial assumptions include the expected return on plan assets, the discount rate used in determining the projected benefit obligation and pension costs, and the assumed rate of increase in employee compensation. Relatively small changes in these assumptions (particularly the discount rate) may significantly affect pension obligations and costs for these plans.

At December 31, 2009, the Company lowered the discount rate to 6.00% from 6.75% at December 31, 2008. The methodology utilized to determine the discount rate was consistent with prior years. The weighted-average rate of compensation increase was lowered to 3.25% from 3.75%. The asset return assumption remains at 8.00%. Favorable asset returns were experienced during 2009 relative to the assumed rate of return. This partially offset the significant losses experienced in 2008. The combined asset return experience, however, coupled with the reduction in the discount rate will significantly increase the expense level for 2010. Pension expense for 2010 is estimated to increase by $7.5 million. Future years expense level movements (up or down) will continue to be greatly influenced by long-term interest rates, asset returns, and funding levels.

Certifications

The SEC requires the Company to file certifications of its Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") regarding reporting accuracy, disclosure controls and procedures, and internal control over financial reporting as exhibits to the Company's periodic filings. The CEO and CFO certifications for the period ended December 31, 2009 were included as exhibits to the 2009 Annual Report on Form 10-K which was filed with the SEC.

Forward-Looking Statements

This annual report contains statements which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("Reform Act"). All statements other than statements of historical fact included or incorporated by reference in this annual report are forward-looking statements, including, without limitation, statements regarding the Company's plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions. The words "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "continue," and similar words and expressions are generally used and intended to identify forward-looking statements. For example, statements regarding operating margin earned, customer growth, the composition of our customer base, average per-customer usage, price volatility, risks and costs associated with having non-performing assets associated with new homes, timing of improvements in the housing market, amount and timing for completion of estimated future construction expenditures, forecasted operating cash flows and results of operations, funding sources of cash requirements, sufficiency of working capital, bank lending practices, the Company's views regarding its liquidity position, ability to raise funds and receive external financing, the amount and form of any such financing, the effectiveness of forward-starting interest rate swap agreements in hedging against changing interest rates, liquidity, the impact of the application of certain accounting standards, certain tax benefits from the American Recovery and Reinvestment Act of 2009, statements regarding future gas prices, gas purchase contracts and derivative financial interests, the impact of certain legal proceedings, and the timing and results of future rate hearings and approvals are forward-looking statements. All forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act.

A number of important factors affecting the business and financial results of the Company could cause actual results to differ materially from those stated in the forward-looking statements. These factors include, but are not limited to, the impact of weather variations on customer usage, customer growth rates, conditions in the housing market, our ability to recover costs through our PGA mechanisms, the effects of regulation/deregulation, the timing and amount of rate relief, changes in rate design, changes in gas procurement practices, changes in capital requirements and funding, the impact of conditions in the capital markets on financing costs, changes in construction expenditures and financing, renewal of franchises, easements and rights-of-way, changes in operations and maintenance expenses, effects of pension expense forecasts, accounting changes, future liability claims, changes in pipeline capacity for the transportation of gas and related costs, acquisitions and management's plans related thereto, competition, and our ability to raise capital in external financings. In addition, the Company can provide no assurance that its discussions regarding certain trends relating to its financing and operations and maintenance expenses will continue in future periods. For additional information on the risks associated with the Company's business, see **Item 1A. Risk Factors** and **Item 7A. Quantitative and Qualitative Disclosures About Market Risk** in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

All forward-looking statements in this annual report are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized. **We caution you not to unduly rely on any forward-looking statement(s).**

Common Stock Price and Dividend Information

	2009		2008		Dividends Declared	
	High	Low	High	Low	2009	2008
First quarter	$26.38	$17.08	$30.48	$25.14	$0.2375	$0.225
Second quarter	22.32	18.96	31.74	27.90	0.2375	0.225
Third quarter	26.64	21.58	33.29	27.56	0.2375	0.225
Fourth quarter	29.48	24.81	30.78	21.11	0.2375	0.225
					$0.9500	$0.900

The principal market on which the common stock of the Company is traded is the New York Stock Exchange. At February 17, 2010, there were 20,163 holders of record of common stock, and the market price of the common stock was $27.55.

The Company has a common stock dividend policy which states that common stock dividends will be paid at a prudent level that is within the normal dividend payout range for its respective businesses, and that the dividend will be established at a level considered sustainable in order to minimize business risk and maintain a strong capital structure throughout all economic cycles. The quarterly common stock dividend declared was 21.5 cents per share throughout 2007, 22.5 cents per share throughout 2008, and 23.75 cents per share throughout 2009. In February 2010, the Board of Directors increased the quarterly dividend from 23.75 cents to 25 cents per share, effective with the June 2010 payment.

SOUTHWEST GAS CORPORATION
CONSOLIDATED BALANCE SHEETS

(Thousands of dollars, except par value)	December 31, 2009	December 31, 2008
ASSETS		
Utility plant:		
Gas plant	$ 4,418,286	$ 4,258,727
Less: accumulated depreciation	(1,431,106)	(1,347,093)
Acquisition adjustments, net	1,451	1,632
Construction work in progress	45,872	70,041
Net utility plant (Note 2)	3,034,503	2,983,307
Other property and investments	115,860	124,781
Restricted cash (Note 6)	49,769	—
Current assets:		
Cash and cash equivalents	65,315	26,399
Accounts receivable, net of allowances (Note 3)	157,722	168,829
Accrued utility revenue	71,700	72,600
Income taxes receivable, net	8,549	32,069
Deferred income taxes (Note 11)	22,410	14,902
Deferred purchased gas costs (Note 4)	3,251	—
Prepaids and other current assets (Notes 2 and 4)	88,685	123,277
Total current assets	417,632	438,076
Deferred charges and other assets (Notes 4 and 12)	288,528	274,220
Total assets	$ 3,906,292	$ 3,820,384
CAPITALIZATION AND LIABILITIES		
Capitalization:		
Common stock, $1 par (authorized—60,000,000 shares; issued and outstanding—45,091,734 and 44,191,535 shares) (Note 10)	$ 46,722	$ 45,822
Additional paid-in capital	792,339	770,463
Accumulated other comprehensive income (loss), net (Note 9)	(22,250)	(19,426)
Retained earnings	285,316	240,982
Total Southwest Gas Corporation equity	1,102,127	1,037,841
Noncontrolling interest	(41)	—
Total equity	1,102,086	1,037,841
Subordinated debentures due to Southwest Gas Capital II (Note 5)	100,000	100,000
Long-term debt, less current maturities (Note 6)	1,169,357	1,185,474
Total capitalization	2,371,443	2,323,315
Commitments and contingencies (Note 8)		
Current liabilities:		
Current maturities of long-term debt (Note 6)	1,327	7,833
Short-term debt (Note 7)	—	55,000
Accounts payable	158,856	191,434
Customer deposits	91,668	83,468
Accrued general taxes	40,868	41,490
Accrued interest	19,644	19,699
Deferred purchased gas costs (Note 4)	93,226	33,073
Other current liabilities (Notes 4 and 12)	68,641	77,898
Total current liabilities	474,230	509,895
Deferred income taxes and other credits:		
Deferred income taxes and investment tax credits (Note 11)	436,113	387,539
Taxes payable	3,079	3,480
Accumulated removal costs (Note 4)	189,000	169,000
Other deferred credits (Notes 4 and 9)	432,427	427,155
Total deferred income taxes and other credits	1,060,619	987,174
Total capitalization and liabilities	$ 3,906,292	$ 3,820,384

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)	Year Ended December 31, 2009	2008	2007
Operating revenues:			
Gas operating revenues	$1,614,843	$1,791,395	$1,814,766
Construction revenues	278,981	353,348	337,322
Total operating revenues	1,893,824	2,144,743	2,152,088
Operating expenses:			
Net cost of gas sold	866,630	1,055,977	1,086,194
Operations and maintenance	348,942	338,660	331,208
Depreciation and amortization	190,082	193,719	182,514
Taxes other than income taxes	37,318	36,780	37,553
Construction expenses	242,461	311,745	292,319
Total operating expenses	1,685,433	1,936,881	1,929,788
Operating income	208,391	207,862	222,300
Other income and (expenses):			
Net interest deductions (Notes 6 and 7)	(75,270)	(84,919)	(88,472)
Net interest deductions on subordinated debentures (Note 5)	(7,731)	(7,729)	(7,727)
Other income (deductions)	6,645	(13,406)	4,923
Total other income and (expenses)	(76,356)	(106,054)	(91,276)
Income before income taxes	132,035	101,808	131,024
Income tax expense (Note 11)	44,917	40,835	47,778
Net income	87,118	60,973	83,246
Net income (loss) attributable to noncontrolling interest	(364)	—	—
Net income attributable to Southwest Gas Corporation	$ 87,482	$ 60,973	$ 83,246
Basic earnings per share (Note 14)	$ 1.95	$ 1.40	$ 1.97
Diluted earnings per share (Note 14)	$ 1.94	$ 1.39	$ 1.95
Average number of common shares outstanding	44,752	43,476	42,336
Average shares outstanding (assuming dilution)	45,062	43,775	42,714

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of dollars)	Year Ended December 31, 2009	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES:			
Net Income	$ 87,118	$ 60,973	$ 83,246
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	190,082	193,719	182,514
Deferred income taxes	42,798	36,135	16,068
Changes in current assets and liabilities:			
Accounts receivable, net of allowances	11,107	34,831	22,268
Accrued utility revenue	900	2,300	(1,600)
Deferred purchased gas costs	56,902	20,931	89,149
Accounts payable	(32,578)	(29,297)	(45,008)
Accrued taxes	22,497	(21,837)	(16,537)
Other current assets and liabilities	32,733	(3,636)	24,972
Gains on sale	(3,291)	(2,068)	(2,530)
Changes in undistributed stock compensation	3,942	3,825	3,324
AFUDC and property-related changes	(1,221)	(561)	(871)
Changes in other assets and deferred charges	(15,553)	(5)	(4,971)
Changes in other liabilities and deferred credits	10,366	4,438	1,111
Net cash provided by operating activities	405,802	299,748	351,135
CASH FLOW FROM INVESTING ACTIVITIES:			
Construction expenditures and property additions	(216,985)	(300,217)	(340,875)
Restricted cash	(49,769)	—	—
Changes in customer advances	(2,476)	4,044	24,407
Receipt of exchange fund deposit	—	28,000	—
Miscellaneous inflows	7,933	17,656	5,257
Miscellaneous outflows	(3,620)	(2,693)	(20,724)
Net cash used in investing activities	(264,917)	(253,210)	(331,935)
CASH FLOW FROM FINANCING ACTIVITIES:			
Issuance of common stock, net	18,401	35,391	31,495
Dividends paid	(41,950)	(38,705)	(35,993)
Issuance of long-term debt, net	49,834	103,875	128,594
Retirement of long-term debt	(15,654)	(198,691)	(142,091)
Change in long-term portion of credit facility	(57,600)	—	3,000
Change in short-term debt	(55,000)	46,000	9,000
Net cash used in financing activities	(101,969)	(52,130)	(5,995)
Change in cash and cash equivalents	38,916	(5,592)	13,205
Cash at beginning of period	26,399	31,991	18,786
Cash at end of period	$ 65,315	$ 26,399	$ 31,991
Supplemental information:			
Interest paid, net of amounts capitalized	$ 80,771	$ 91,211	$ 93,335
Income taxes paid (received)	$ (21,616)	$ 22,472	$ 45,025

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

	Southwest Gas Corporation Equity							
	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-controlling Interest	Total	Comprehensive Income (Loss)
(In thousands, except per share amounts)	Shares	Amount						
DECEMBER 31, 2006	41,770	$43,400	$698,258	$(13,666)	$173,433	$ —	$ 901,425	
Common stock issuances	1,036	1,036	34,061				35,097	
Net income					83,246		83,246	$83,246
Net actuarial gain arising during the period, less amortization of unamortized benefit plan cost, net of $500,000 of tax (Note 9)				816			816	816
Dividends declared Common: $0.86 per share					(36,911)		(36,911)	
2007 Comprehensive Income								$84,062
DECEMBER 31, 2007	42,806	44,436	732,319	(12,850)	219,768	—	983,673	
Common stock issuances	1,386	1,386	38,144				39,530	
Net income					60,973		60,973	$60,973
Net actuarial gain (loss) arising during the period, less amortization of unamortized benefit plan cost, net of $4 million of tax (Note 9)				(6,576)			(6,576)	(6,576)
Dividends declared Common: $0.90 per share					(39,759)		(39,759)	
2008 Comprehensive Income								$54,397
DECEMBER 31, 2008	44,192	45,822	770,463	(19,426)	240,982	—	1,037,841	
Common stock issuances	900	900	21,876				22,776	
Net income (loss)					87,482	(364)	87,118	$87,118
Noncontrolling interest capital investment						323	323	
Net actuarial gain (loss) arising during the period, less amortization of unamortized benefit plan cost, net of $1.7 million of tax (Note 9)				(2,824)			(2,824)	(2,824)
Dividends declared Common: $0.95 per share					(43,148)		(43,148)	
2009 Comprehensive Income								$84,294
Comprehensive income (loss) attributable to noncontrolling interest								(364)
Comprehensive income attributable to Southwest Gas Corporation								$84,658
DECEMBER 31, 2009	45,092*	$46,722	$792,339	$(22,250)	$285,316	$ (41)	$1,102,086	

* At December 31, 2009, 2 million common shares were registered and available for issuance under provisions of the Company's various stock issuance plans. In addition, approximately 651,000 common shares are registered for issuance upon the exercise of options granted under the Stock Incentive Plan (see Note 10).

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

Nature of Operations. Southwest Gas Corporation and its subsidiaries (the "Company") consist of two segments: natural gas operations ("Southwest" or the "natural gas operations" segment) and construction services. Southwest is engaged in the business of purchasing, distributing, and transporting natural gas to customers in portions of Arizona, Nevada, and California. The public utility rates, practices, facilities, and service territories of Southwest are subject to regulatory oversight. Natural gas purchases and the timing of related recoveries can materially impact liquidity. NPL Construction Co. ("NPL" or the "construction services" segment), a wholly owned subsidiary, is a full-service underground piping contractor that provides utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems. In November 2009, NPL entered into a venture to market natural gas engine-driven heating, ventilating, and air conditioning ("HVAC") technology and products. NPL has a 65 percent interest in the entity (IntelliChoice Energy, "ICE") and consolidates ICE as a majority-owned subsidiary.

Basis of Presentation. The Company follows generally accepted accounting principles in the United States ("U.S. GAAP") in accounting for all of its businesses. Accounting for the natural gas utility operations conforms with U.S. GAAP as applied to regulated companies and as prescribed by federal agencies and the commissions of the various states in which the utility operates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation. The accompanying financial statements are presented on a consolidated basis and include the accounts of Southwest Gas Corporation and all subsidiaries, except for Southwest Gas Capital II (see Note 5). All significant intercompany balances and transactions have been eliminated with the exception of transactions between Southwest and NPL in accordance with accounting treatment for rate-regulated entities.

Net Utility Plant. Net utility plant includes gas plant at original cost, less the accumulated provision for depreciation and amortization, plus the unamortized balance of acquisition adjustments. Original cost includes contracted services, material, payroll and related costs such as taxes and benefits, general and administrative expenses, and an allowance for funds used during construction, less contributions in aid of construction.

Deferred Purchased Gas Costs. The various regulatory commissions have established procedures to enable Southwest to adjust its billing rates for changes in the cost of natural gas purchased. The difference between the current cost of gas purchased and the cost of gas recovered in billed rates is deferred. Generally, these deferred amounts are recovered or refunded within one year.

Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

For regulatory and financial reporting purposes, investment tax credits ("ITC") related to gas utility operations are deferred and amortized over the life of related fixed assets.

Cash and Cash Equivalents. For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and financial instruments with a purchase-date maturity of three months or less.

Accumulated Removal Costs. Approved regulatory practices allow Southwest to include in depreciation expense a component to recover removal costs associated with utility plant retirements. In accordance with the Securities and Exchange Commission's ("SEC") position on presentation of these amounts, management has reclassified $189 million and $169 million, as of December 31, 2009 and 2008, respectively, of estimated removal costs from accumulated depreciation to accumulated removal costs within the liabilities section of the balance sheets.

Gas Operating Revenues. Revenues are recorded when customers are billed. Customer billings are based on monthly meter reads and are calculated in accordance with applicable tariffs and state and local laws, regulations, and agreements. An estimate of the amount of natural gas distributed, but not yet billed, to residential and commercial customers from the latest meter reading date to the end of the reporting period is also recognized as accrued utility revenue. Revenues also include the net impacts of margin tracker accruals.

The Company acts as an agent for state and local taxing authorities in the collection and remission of a variety of taxes, including franchise fees, sales and use taxes, and surcharges. These taxes are not included in gas operating revenues, except for certain franchise fees in California operating jurisdictions which are not significant. The Company uses the net classification method to report taxes collected from customers to be remitted to governmental authorities.

Construction Revenues. The majority of NPL contracts are performed under unit price contracts. Generally, these contracts state prices per unit of installation. Typical installations are accomplished in two weeks or less. Revenues are recorded as installations are completed. Long-term fixed-price contracts use the percentage-of-completion method of accounting and, therefore, take into account the cost, estimated earnings, and revenue to date on contracts not yet completed. The amount of revenue recognized is based on costs expended to date relative to anticipated final contract costs. Revisions in estimates of costs and earnings during the course of the work are reflected in the accounting period in which the facts requiring revision become known. If a loss on a contract becomes known or is anticipated, the entire amount of the estimated ultimate loss is recognized at that time in the financial statements.

Construction Expenses. The construction expenses classification in the income statement includes payroll expenses, job-related equipment costs, direct construction costs, gains and losses on equipment sales, general and administrative expenses, and office-related fixed costs of the Company's construction services subsidiary, NPL.

Net Cost of Gas Sold. Components of net cost of gas sold include natural gas commodity costs (fixed-price and variable-rate), pipeline capacity/transportation costs, and actual settled costs of derivative instruments (Swaps). Also included are the net impacts of PGA deferrals and recoveries.

Operations and Maintenance Expense. For financial reporting purposes, operations and maintenance expense includes Southwest's operating and maintenance costs associated with serving utility customers, uncollectible expense, administrative and general salaries and expense, employee benefits expense, and injuries and damages expense.

Depreciation and Amortization. Utility plant depreciation is computed on the straight-line remaining life method at composite rates considered sufficient to amortize costs over estimated service lives, including components which compensate for salvage value, removal costs, and retirements, as approved by the appropriate regulatory agency. When plant is retired from service, the original cost of plant, including cost of removal, less salvage, is charged to the accumulated provision for depreciation. Other regulatory assets, including acquisition adjustments, are amortized when appropriate, over time periods authorized by regulators. Nonutility and construction services-related property and equipment are depreciated on a straight-line method based on the estimated useful lives of the related assets. Costs and gains related to refunding utility debt and debt issuance expenses are deferred and amortized over the weighted-average lives of the new issues and become a component of interest expense.

Allowance for Funds Used During Construction ("AFUDC"). AFUDC represents the cost of both debt and equity funds used to finance utility construction. AFUDC is capitalized as part of the cost of utility plant. The Company capitalized $2.2 million in 2009, $1.2 million in 2008, and $1.3 million in 2007 of AFUDC related to natural gas utility operations. The debt portion of AFUDC is reported in the consolidated statements of income as an offset to net interest deductions and the equity portion is reported as other income. The debt portion of AFUDC was $957,000, $635,000, and $619,000 for 2009, 2008, and 2007, respectively. Utility plant construction costs, including AFUDC, are recovered in authorized rates through depreciation when completed projects are placed into operation, and general rate relief is requested and granted.

Other Income (Deductions). The following table provides the composition of significant items included in Other income (deductions) on the consolidated statements of income (thousands of dollars):

	2009	2008	2007
Change in COLI policies	$ 8,546	$(12,041)	$1,165
Interest income	271	2,212	4,448
Miscellaneous income and (expense)	(2,172)	(3,577)	(690)
Total other income (deductions)	$ 6,645	$(13,406)	$4,923

Included in the table above is the change in cash surrender values of company owned life insurance ("COLI") policies. These life insurance policies on members of management and other key employees are used by Southwest to indemnify itself against the loss of talent, expertise, and knowledge, as well as to provide indirect funding for certain nonqualified benefit plans. Current tax regulations provide for tax-free treatment of life insurance (death benefit) proceeds. Therefore, the change in the cash surrender value components of COLI policies as they progress towards the ultimate death benefits are also recorded without tax consequences.

Earnings Per Share. Basic earnings per share ("EPS") are calculated by dividing net income by the weighted-average number of shares outstanding during the period. Diluted EPS includes the effect of additional weighted-average common stock equivalents (stock options, performance shares, and restricted stock units). Unless otherwise noted, the term "Earnings Per Share" refers to Basic EPS. A reconciliation of the shares used in the Basic and Diluted EPS calculations is shown in the following table. Net income was the same for Basic and Diluted EPS calculations.

	2009	2008	2007
(In thousands)			
Average basic shares	44,752	43,476	42,336
Effect of dilutive securities:			
Stock options	14	60	147
Performance shares	216	193	210
Restricted stock units	80	46	21
Average diluted shares	45,062	43,775	42,714

Reclassifications. Certain reclassifications have been made to the prior year's financial information to present it on a basis comparable with the current year's presentation. None of the reclassifications affected previously reported net income.

Accounting Standards Codification. In 2009, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162", (the "Codification") (previously Statement of Financial Accounting Standards ("SFAS") No. 168) became effective. Accordingly, the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification became the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. The implementation of the Codification did not have an impact on the Company's consolidated financial statements, as it became the single source of authoritative accounting principles and guidance, but did not modify any existing authoritative U.S. GAAP.

Recently Issued Accounting Standards Updates. In January 2010, the FASB issued "Fair Value Measurements and Disclosures (Topic 820) Improving Disclosures about Fair Value Measurements" which requires new disclosures about transfers in and out of Levels 1 and 2 of the fair value hierarchy and more detailed information about the activity in Level 3 fair value measurements. To improve the degree of disaggregation in disclosures of the fair values of assets, the update changes the previous terminology from major categories of assets to classes of assets. Disclosure of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements are now required for fair value measurements that fall in either Level 2 or Level 3. For the Company, the update will be effective prospectively beginning January 2010, except that the new Level 3 activity disclosures will be effective prospectively beginning January 2011. The adoption of the update is not expected to have a material impact on the disclosures of the Company.

In December 2009, the FASB issued "Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets" (previously issued in June 2009 as SFAS No. 166) which eliminates the qualifying special purpose entity concept and the related exception from consolidation, limits derecognition of financial assets when control still exists, and requires enhanced disclosures. For the Company, the update will be effective prospectively for new transfers of financial assets beginning January 2010. The adoption of the update is not expected to have a material impact on the financial position or results of operations of the Company.

In December 2009, the FASB issued "Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" (previously issued in June 2009 as SFAS No. 167) which changes the methodology for determining the primary beneficiary of a variable interest entity. This methodology change could cause an entity to consolidate a previously unconsolidated variable interest entity or deconsolidate a previously consolidated variable interest entity if the primary beneficiary has changed under the new guidance. Entities will have the option to adopt retrospectively or through cumulative effect. Enhanced disclosures are also required. This Accounting Standard Update will be effective for the Company in January 2010. The adoption of the update is not expected to have a material impact on the financial position or results of operations of the Company.

Subsequent Events. Management of the Company monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued. All subsequent events of which management is aware were evaluated through February 26, 2010, the date these financial statements were issued.

Note 2—Utility Plant

Net utility plant as of December 31, 2009 and 2008 was as follows (thousands of dollars):

December 31,	2009	2008
Gas plant:		
Storage	$ 20,326	$ 19,094
Transmission	271,467	262,271
Distribution	3,716,881	3,615,253
General	270,825	228,282
Other	138,787	133,827
	4,418,286	4,258,727
Less: accumulated depreciation	(1,431,106)	(1,347,093)
Acquisition adjustments, net	1,451	1,632
Construction work in progress	45,872	70,041
Net utility plant	$ 3,034,503	$ 2,983,307

Depreciation and amortization expense on gas plant was $162 million in both 2009 and 2008 and $155 million in 2007. Despite the increase in gross gas plant, depreciation expense was flat between 2009 and 2008 due to lower depreciation rates in Nevada and California rate jurisdictions.

In October 2007, the Company sold its Southern Nevada Division operations facility for $35 million. Of the proceeds, $28 million was held by JP Morgan Property Exchange, Inc. at December 31, 2007 to facilitate like-kind exchange tax treatment for the new land and facilities to be developed. The funds were returned to Southwest in April 2008. The gain on the sale (approximately $20.5 million) was deferred and recorded as a regulatory liability. In mid 2009, the Company finished building two separate facilities in southern Nevada to better serve the customer base in Las Vegas. In the 2009 Nevada general rate case, the Company received approval to offset $12.8 million of the deferred gain against the cost of the land purchased for new facilities and eliminate approximately $5.9 million of deferred costs associated with a government-mandated pipe inspection program. The remaining $1.8 million will be accreted to income over four years.

Operating Leases and Rentals. Southwest leases a portion of its corporate headquarters office complex in Las Vegas and its administrative offices in Phoenix. The leases provide for current terms which expire in 2017 and 2014, respectively, with optional renewal terms available at the expiration dates. The rental payments for the corporate headquarters office complex are $2 million in each of the years 2010 through 2014 and $6 million cumulatively thereafter. The rental payments for the Phoenix administrative offices are $1.3 million in 2010, $1.4 million in each of the years 2011 through 2013, and $243,000 in 2014 when the lease expires. In addition to the above, the Company leases certain office and construction equipment. The majority of these leases are short-term. These leases are accounted for as operating leases, and for the gas segment are treated as such for regulatory purposes. Rentals included in operating expenses for all operating leases were $19.9 million in 2009, $23.4 million in 2008, and $23.9 million in 2007. These amounts include NPL lease expenses of approximately $11.3 million in 2009, $13.9 million in 2008, and $15.9 million in 2007, for various short-term operating leases of equipment and temporary office sites.

The following is a schedule of future minimum lease payments for significant non-cancelable operating leases (with initial or remaining terms in excess of one year) as of December 31, 2009 (thousands of dollars):

Year Ending December 31,	
2010	$ 5,050
2011	4,490
2012	4,020
2013	3,977
2014	2,605
Thereafter	6,046
Total minimum lease payments	$26,188

Note 3—Receivables and Related Allowances

Business activity with respect to gas utility operations is conducted with customers located within the three-state region of Arizona, Nevada, and California. At December 31, 2009, the gas utility customer accounts receivable balance was $130 million. Approximately 54 percent of the gas utility customers were in Arizona, 36 percent in Nevada, and 10 percent in California. Although the Company seeks to minimize its credit risk related to utility operations by requiring security deposits from new customers, imposing late fees, and actively pursuing collection on overdue accounts, some accounts are ultimately not collected. Provisions for uncollectible accounts are recorded monthly, as needed, and are included in the ratemaking process as a cost of service. Activity in the allowance for uncollectibles is summarized as follows (thousands of dollars):

	Allowance for Uncollectibles
Balance, December 31, 2006	$ 3,021
Additions charged to expense	7,178
Accounts written off, less recoveries	(7,252)
Balance, December 31, 2007	2,947
Additions charged to expense	7,047
Accounts written off, less recoveries	(6,206)
Balance, December 31, 2008	3,788
Additions charged to expense	6,658
Accounts written off, less recoveries	(6,493)
Balance, December 31, 2009	$ 3,953

Note 4—Regulatory Assets and Liabilities

Natural gas operations are subject to the regulation of the Arizona Corporation Commission ("ACC"), the Public Utilities Commission of Nevada ("PUCN"), the California Public Utilities Commission ("CPUC"), and the Federal Energy Regulatory Commission ("FERC"). Southwest accounting policies conform to U.S. GAAP applicable to rate-regulated entities and reflect the effects of the ratemaking process. Accounting treatment for rate-regulated entities allows for deferral as regulatory assets costs that otherwise would be expensed, if it is probable that future recovery from customers will occur. If rate recovery is no longer probable, due to competition or the actions of regulators, Southwest is required to write-off the related regulatory asset. Regulatory liabilities are recorded if it is probable that revenues will be reduced for amounts that will be credited to customers through the ratemaking process.

The following table represents existing regulatory assets and liabilities (thousands of dollars):

December 31,	2009	2008
Regulatory assets:		
Accrued pension and other postretirement benefit costs (1)	$ 224,261	$ 208,830
Unrealized loss on non-trading derivatives (Swaps) (2)	1,496	14,440
Deferred purchased gas costs (3)	3,251	—
Accrued purchased gas costs (4)	12,500	37,400
Unamortized premium on reacquired debt (5)	17,095	17,772
Other (7)	28,055	29,223
	286,658	307,665
Regulatory liabilities:		
Deferred purchased gas costs (3)	(93,226)	(33,073)
Accumulated removal costs	(189,000)	(169,000)
Unrealized gain on non-trading derivatives (Swaps) (2)	(2,618)	(292)
Deferred gain on southern Nevada division operations facility (6)	(1,686)	(20,522)
Unamortized gain on reacquired debt (6)	(13,543)	(14,099)
Other (6)	(2,486)	(1,668)
Net regulatory assets (liabilities)	$ (15,901)	$ 69,011

(1) Included in Deferred charges and other assets on the Consolidated Balance Sheets. Recovery period is greater than five years. (See Note 9)

(2) Regulatory asset included in Prepaids and other current assets ($1.4 million and $14.4 million) in 2009 and 2008, respectively. Regulatory asset included in Deferred charges and other assets ($75,000) in 2009. Regulatory liability included in Other deferred credits ($58,000 and $292,000) in 2009 and 2008, respectively. Regulatory liability included in Other current liabilities ($2.6 million) in 2009. The actual amounts, when realized at settlement, become a component of gas costs. (See Note 12)

(3) Balance recovered or refunded on an ongoing basis with interest.

(4) Included in Prepaids and other current assets on the Consolidated Balance Sheets and recovered over one year or less.

(5) Included in Deferred charges and other assets on the Consolidated Balance Sheets. Recovered over life of debt instruments.

(6) Included in Other deferred credits on the Consolidated Balance Sheets.

(7) Other regulatory assets include deferred costs associated with rate cases, regulatory studies, and state mandated public purpose programs (including low income and conservation programs), as well as margin and interest-tracking accounts, amounts associated with accrued absence time, net income taxes, and deferred post-retirement benefits other than pensions. Recovery periods vary.

Note 5—Preferred Trust Securities and Subordinated Debentures

In June 2003, the Company created Southwest Gas Capital II ("Trust II"), a wholly owned subsidiary, as a financing trust for the sole purpose of issuing preferred trust securities for the benefit of the Company. In August 2003, Trust II publicly issued $100 million of 7.70% Preferred Trust Securities ("Preferred Trust Securities"). In connection with the Trust II issuance of the Preferred Trust Securities and the related purchase by the Company for $3.1 million of all of the Trust II common securities ("Common Securities"), the Company issued $103.1 million principal amount of its 7.70% Junior Subordinated Debentures, due 2043 ("Subordinated Debentures") to Trust II. The sole assets of Trust II are and will be the Subordinated Debentures. The interest and other payment dates on the Subordinated Debentures correspond to the distribution and other payment dates on the Preferred Trust Securities and Common Securities. Under certain circumstances, the Subordinated Debentures may be distributed to the holders of the Preferred Trust Securities and holders of the Common Securities in liquidation of Trust II. The Subordinated Debentures became redeemable at the option of the Company in August 2008 at a redemption price of $25 per Subordinated Debenture plus accrued and unpaid interest. In the event that the Subordinated Debentures are repaid, the Preferred Trust Securities and the Common Securities will be redeemed on a pro rata basis at $25 (par value) per Preferred Trust Security and Common Security plus accumulated and unpaid distributions. Company obligations under the Subordinated Debentures, the Trust Agreement (the agreement under which Trust II was formed), the guarantee of payment of certain distributions, redemption payments and liquidation payments with respect to the Preferred Trust Securities to the extent Trust II has funds available therefore and the indenture governing the Subordinated Debentures, including the Company agreement pursuant to such indenture to pay all fees and expenses of Trust II, other than with respect to the Preferred Trust Securities and Common Securities, taken together, constitute a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Trust Securities. As of December 31, 2009, 4.1 million Preferred Trust Securities were outstanding.

The Company has the right to defer payments of interest on the Subordinated Debentures by extending the interest payment period at any time for up to 20 consecutive quarters (each, an "Extension Period"). If interest payments are so deferred, distributions to Preferred Trust Securities holders will also be deferred. During such Extension Period, distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) at an annual rate of 7.70% per annum compounded quarterly. There could be multiple Extension Periods of varying lengths throughout the term of the Subordinated Debentures. If the Company exercises the right to extend an interest payment period, the Company shall not during such Extension Period (i) declare or pay dividends on, or make a distribution with respect to, or redeem, purchase or acquire or make a liquidation payment with respect to, any of its capital stock, or (ii) make any payment of interest, principal, or premium, if any, on or repay, repurchase, or redeem any debt securities issued by the Company that rank equal with or junior to the Subordinated Debentures; provided, however, that restriction (i) above does not apply to any stock dividends paid by the Company where the dividend stock is the same as that on which the dividend is being paid. The Company has no present intention of exercising its right to extend the interest payment period on the Subordinated Debentures.

Although the Company owns 100 percent of the common voting securities of Trust II, under U.S. GAAP, the Company is not considered the primary beneficiary of this trust and therefore Trust II is not consolidated. As a result, the $103.1 million Subordinated Debentures are shown on the balance sheet of the Company, net of the $3.1 million Common Securities, as Subordinated debentures due to Southwest Gas Capital II. Payments and amortizations associated with the Subordinated Debentures are classified on the consolidated statements of income as Net interest deductions on subordinated debentures. The estimated market values of the subordinated debentures at December 31, 2009 and 2008 were $102 million and $85 million, respectively.

	Liability	Maximum Exposure to Loss
(In millions)		
Subordinated debentures	$100	$—

In February 2010, the Company notified holders of the subordinated debentures that all of these debentures (and the associated preferred and common securities) would be redeemed (at par) by the Company in March 2010.

Note 6—Long-Term Debt

December 31,	2009 Carrying Amount	2009 Market Value	2008 Carrying Amount	2008 Market Value
(Thousands of dollars)				
Debentures:				
Notes, 8.375%, due 2011	$ 200,000	$213,012	$ 200,000	$206,200
Notes, 7.625%, due 2012	200,000	219,240	200,000	203,880
8% Series, due 2026	75,000	87,005	75,000	79,163
Medium-term notes, 7.59% series, due 2017	25,000	27,858	25,000	25,560
Medium-term notes, 7.78% series, due 2022	25,000	28,275	25,000	25,793
Medium-term notes, 7.92% series, due 2027	25,000	28,848	25,000	26,245
Medium-term notes, 6.76% series, due 2027	7,500	7,723	7,500	7,004
Unamortized discount	(2,196)		(2,837)	
	555,304		554,663	
Revolving credit facility and commercial paper, due 2012	92,400	92,400	150,000	150,000
Industrial development revenue bonds:				
Variable-rate bonds:				
Tax-exempt Series A, due 2028	50,000	50,000	50,000	50,000
2003 Series A, due 2038	50,000	50,000	50,000	50,000
2008 Series A, due 2038	50,000	50,000	50,000	50,000
2009 Series A, due 2039	50,000	50,000	—	—
Fixed-rate bonds:				
6.10% 1999 Series A, due 2038	12,410	11,443	12,410	9,375
5.95% 1999 Series C, due 2038	14,320	12,922	14,320	10,585
5.55% 1999 Series D, due 2038	8,270	7,038	8,270	5,752
5.45% 2003 Series C, due 2038 (rate resets in 2013)	30,000	31,422	30,000	32,966
5.25% 2003 Series D, due 2038	20,000	16,701	20,000	15,859
5.80% 2003 Series E, due 2038 (rate resets in 2013)	15,000	15,683	15,000	15,006
5.25% 2004 Series A, due 2034	65,000	55,979	65,000	43,929
5.00% 2004 Series B, due 2033	31,200	26,096	31,200	24,278
4.85% 2005 Series A, due 2035	100,000	79,469	100,000	62,862
4.75% 2006 Series A, due 2036	24,855	19,139	24,855	18,316
Unamortized discount	(3,644)		(3,605)	
	517,411		467,450	
Other	5,569	5,712	21,194	20,993
	1,170,684		1,193,307	
Less: current maturities	(1,327)		(7,833)	
Long-term debt, less current maturities	$1,169,357		$1,185,474	

The Company has a $300 million credit facility scheduled to expire in May 2012. The Company uses $150 million of the $300 million as long-term debt and the remaining $150 million for working capital purposes. Interest rates for the facility are calculated at either the London Interbank Offering Rate plus an applicable margin, or the greater of the prime rate or one-half of one percent plus the Federal Funds rate. At December 31, 2009, no borrowings were outstanding on the short-term portion of the credit facility (see **Note 7—Short-Term Debt**) and $92.4 million was outstanding on the long-term portion. The effective interest rates on the borrowings on the long-term portion of the credit facility were 0.87% and 1.45% at December 31, 2009 and 2008, respectively.

In December 2009, the Company issued $50 million in Clark County, Nevada variable-rate 2009 Series A Industrial Development Revenue Bonds ("IDRBs"), supported by a letter of credit with JPMorgan Chase Bank. The Series 2009A IDRBs were issued at par and are due December 1, 2039. At December 31, 2009, $49.8 million in proceeds from the issuance of the IDRBs remained in trust and are shown as restricted cash on the consolidated balance sheet. The IDRBs were issued to finance all or a portion of the cost of the acquisition, construction, and installation of projects consisting of the upgrade, improvement, addition, and replacement of facilities for local furnishing of natural gas in Clark County, Nevada.

The effective interest rates on the 2003 Series A, 2008 Series A, and 2009 Series A variable-rate IDRBs were 1.14%, 3.76%, and 3.68%, respectively, at December 31, 2009. The effective interest rate on the 2003 Series A and 2008 Series A variable-rate IDRBs was 1.85% and 2.29%, respectively, at December 31, 2008. The effective interest rates on the tax-exempt Series A variable-rate IDRBs were 1.12% and 1.74% at December 31, 2009 and 2008, respectively. In Nevada, interest fluctuations due to changing interest rates on the 2003 Series A and 2008 Series A variable-rate IDRBs are tracked and recovered from ratepayers through an interest balancing account.

The fair value of the revolving credit facility and the variable-rate IDRBs approximates carrying value. Market values for the debentures, fixed-rate IDRBs, and other indebtedness were determined based on dealer quotes using trading records for December 31, 2009 and 2008, as applicable, and other secondary sources which are customarily consulted for data of this kind. Management believes the fair values for certain securities disclosed for 2009 and 2008 reflect the impacts of a constrained securities market and may differ significantly from those determined in a normal functioning credit market.

Estimated maturities of long-term debt for the next five years are $1.3 million, $201.4 million, $293.2 million, $91,000, and $97,000, respectively.

No debt instruments have credit triggers or other clauses that result in default if Company bond ratings are lowered by rating agencies. Certain Company debt instruments contain securities ratings covenants that, if set in motion, would increase financing costs. Certain debt instruments also have leverage ratio caps and minimum net worth requirements. At December 31, 2009, the Company is in compliance with all of its covenants. Under the most restrictive of the covenants, the Company could issue over $1.6 billion in additional debt and meet the leverage ratio requirement and has at least $600 million of cushion in equity relating to the minimum net worth requirement.

Note 7—Short-Term Debt

As discussed in Note 6, Southwest has a $300 million credit facility that expires in May 2012, of which $150 million has been designated by management for working capital purposes (and related outstanding amounts, if any, are shown as short-term debt). Southwest had no short-term borrowings outstanding on the credit facility at December 31, 2009 and $55 million at December 31, 2008. The weighted-average interest rate on the borrowings at December 31, 2008 was 1.04%.

Note 8—Commitments and Contingencies

The Company is a defendant in miscellaneous legal proceedings. The Company is also a party to various regulatory proceedings. The ultimate dispositions of these proceedings are not presently determinable; however, it is the opinion of management that no litigation or regulatory proceeding to which the Company is currently subject will have a material adverse impact on its financial position or results of operations.

Note 9—Pension and Other Postretirement Benefits

Southwest has an Employees' Investment Plan that provides for purchases of various mutual fund investments and Company common stock by eligible Southwest employees through deductions of a percentage of base compensation, subject to IRS limitations. Southwest matches up to one-half of amounts deferred. The maximum matching contribution is three and one-half percent of an employee's annual compensation. The cost of the plan was $4.5 million in 2009, $4.4 million in 2008, and $3.8 million in 2007. NPL has a separate plan, the cost and liability of which are not significant.

Southwest has a deferred compensation plan for all officers and a separate deferred compensation plan for members of the Board of Directors. The plans provide the opportunity to defer up to 100 percent of annual cash compensation. Southwest matches one-half of amounts deferred by officers. The maximum matching contribution is three and one-half percent of an officer's annual base salary. Upon retirement, payments of compensation deferred, plus interest, are made in equal monthly installments over 10, 15, or 20 years, as elected by the participant. Directors have an additional option to receive such payments over a five-year period. Deferred compensation earns interest at a rate determined each January. The interest rate equals 150 percent of Moody's Seasoned Corporate Bond Rate Index.

Southwest has a noncontributory qualified retirement plan with defined benefits covering substantially all employees and a separate unfunded supplemental retirement plan ("SERP") which is limited to officers. Southwest also provides postretirement benefits other than pensions ("PBOP") to its qualified retirees for health care, dental, and life insurance benefits.

The Company recognizes the overfunded or underfunded positions of defined benefit postretirement plans, including pension plans, in its balance sheets. Any actuarial gains and losses, prior service costs and transition assets or obligations are recognized in accumulated other comprehensive income under stockholders' equity, net of tax, until they are amortized as a component of net periodic benefit cost.

In accordance with regulatory deferral accounting treatment under U.S. GAAP for rate-regulated entities, the Company has established a regulatory asset for the portion of the total amounts otherwise chargeable to accumulated other comprehensive income that are expected to be recovered through rates in future periods. The changes in actuarial gains and losses, prior service costs and transition assets or obligations pertaining to the regulatory asset will be recognized as an adjustment to the regulatory asset account as these amounts are recognized as components of net periodic pension costs each year.

Investment objectives and strategies for the qualified retirement plan are developed and approved by the Pension Plan Investment Committee of the Board of Directors of the Company. They are designed to enhance capital, maintain minimum liquidity required for retirement plan operations and effectively manage pension assets.

A target portfolio of investments in the qualified retirement plan is developed by the Pension Plan Investment Committee and is reevaluated periodically. Asset return assumptions are determined by evaluating performance expectations of the target portfolio. Projected benefit obligations are estimated using actuarial assumptions and Company benefit policy. A target mix of assets is then determined based on acceptable risk versus estimated returns in order to fund the benefit obligation. The current percentage ranges of the target portfolio are:

Type of Investment	Percentage Range
Equity securities	59 to 71
Debt securities	31 to 37
Other	up to 5

The Company's pension costs for these plans are affected by the amount of cash contributions to the plans, the return on plan assets, discount rates, and by employee demographics, including age, compensation, and length of service. Changes made to the provisions of the plans may also impact current and future pension costs. Actuarial formulas are used in the determination of pension costs and are affected by actual plan experience and assumptions about future experience. Key actuarial assumptions include the expected return on plan assets, the discount rate used in determining the projected benefit obligation and pension costs, and the assumed rate of increase in employee compensation. Relatively small changes in these assumptions, particularly the discount rate, may significantly affect pension costs and plan obligations for the qualified retirement plan.

U.S. GAAP states that the assumed discount rate should reflect the rate at which the pension benefits could be effectively settled. In making this estimate, in addition to rates implicit in current prices of annuity contracts that could be used to settle the liabilities, employers may look to rates of return on high-quality fixed-income investments available on December 31 of each year and expected to be available during the period to maturity of the pension benefits. In determining the discount rate, the Company matches the plan's projected cash flows to a spot-rate yield curve based on highly rated corporate bonds. Changes to the discount rate from year-to-year, if any, are generally made in increments of 25 basis points.

Due to a significant decline in market interest rates for high-quality fixed income investments, the Company lowered the discount rate from 6.75% at December 31, 2008 to 6.00% at December 31, 2009. The methodology utilized to determine the discount rate was consistent with prior years. The weighted-average rate of compensation increase was lowered to 3.25% from 3.75%. The asset return assumption remains at 8.00%. Favorable asset returns were experienced during 2009 relative to the assumed rate of return. This partially offset the significant losses experienced in 2008. The combined asset return experience, however, coupled with the reduction in the discount rate will significantly increase the expense level for 2010. Pension expense for 2010 is estimated to increase by $7.5 million. Future years expense level movements (up or down) will continue to be greatly influenced by long-term interest rates, asset returns, and funding levels.

The following table sets forth the retirement plan, SERP, and PBOP funded status and amounts recognized on the Consolidated Balance Sheets and Statements of Income.

	2009			2008		
	Qualified Retirement Plan	SERP	PBOP	Qualified Retirement Plan	SERP	PBOP
(Thousands of dollars)						
Change in benefit obligations						
Benefit obligation for service rendered to date at beginning of year (PBO/PBO/APBO)	$ 523,011	$ 31,786	$ 35,915	$ 509,862	$ 32,605	$ 36,504
Service cost	15,390	195	729	16,108	97	730
Interest cost	34,527	2,065	2,370	32,491	2,041	2,324
Actuarial loss (gain)	55,356	3,785	4,546	(15,199)	(594)	(2,529)
Benefits paid	(22,008)	(2,492)	(1,238)	(20,251)	(2,363)	(1,114)
Benefit obligation at end of year (PBO/PBO/APBO)	606,276	35,339	42,322	523,011	31,786	35,915
Change in plan assets						
Market value of plan assets at beginning of year	323,460	—	19,436	415,263	—	26,473
Actual return on plan assets	69,523	—	4,540	(105,552)	—	(7,657)
Employer contributions	22,000	2,492	1,535	34,000	2,363	620
Benefits paid	(22,008)	(2,492)	—	(20,251)	(2,363)	—
Market value of plan assets at end of year	392,975	—	25,511	323,460	—	19,436
Funded status at year end	$(213,301)	$(35,339)	$(16,811)	$(199,551)	$(31,786)	$(16,479)
Weighted-average assumptions (benefit obligation)						
Discount rate	6.00%	6.00%	6.00%	6.75%	6.75%	6.75%
Weighted-average rate of compensation increase	3.25%	3.25%	3.25%	3.75%	3.75%	3.75%

The accumulated benefit obligation for the retirement plan was $530 million and $457 million, and for the SERP was $31.5 million and $28.4 million at December 31, 2009 and 2008, respectively.

Estimated funding for the plans above during calendar year 2010 is approximately $25 million of which $24 million pertains to the retirement plan. The Pension Protection Act of 2006 provides for benefit restrictions to future retirees if the funded status of the retirement plan, determined in accordance with IRS rules, falls below certain thresholds (80%—modest restrictions, 60%—severe restrictions). The funded status is determined on the date of the plan year-end (July 31 for the Company). Management monitors the funded status of the plan and could, at its discretion, increase plan funding levels above the minimum in order to avoid or minimize benefit restrictions. The funded status under IRS rules was above 80% at the end of the most recent plan year, July 31, 2009.

Pension benefits expected to be paid for each of the next five years beginning with 2010 are the following: $25 million, $27 million, $28 million, $30 million, and $32 million. Pension benefits expected to be paid during 2015 to 2019 total $191 million. Retiree welfare benefits expected to be paid for each of the next five years beginning with 2010 are the following: $1.6 million, $1.8 million, $2 million, $2.2 million, and $2.3 million. Retiree welfare benefits expected to be paid during 2015 to 2019 total $14 million. SERP benefits expected to be paid for each of the next five years beginning with 2010 are approximately $2.5 million. SERP benefits expected to be paid during 2015 to 2019 total $12 million. No assurance can be made that actual funding and benefits paid will match these estimates.

For PBOP measurement purposes, the per capita cost of covered health care benefits medical rate trend assumption is seven percent declining to five percent. The Company makes fixed contributions for health care benefits of employees who retire after 1988, but pays up to 100 percent of covered health care costs for employees who retired prior to 1989. The medical trend rate assumption noted above applies to the benefit obligations of pre-1989 retirees only.

Components of net periodic benefit cost

	Qualified Retirement Plan			SERP			PBOP		
	2009	2008	2007	2009	2008	2007	2009	2008	2007
(Thousands of dollars)									
Service cost	$ 15,390	$ 16,108	$ 16,491	$ 195	$ 97	$ 153	$ 729	$ 730	$ 811
Interest cost	34,527	32,491	29,244	2,065	2,041	1,948	2,370	2,324	2,304
Expected return on plan assets	(35,221)	(34,714)	(33,030)	—	—	—	(1,603)	(2,138)	(2,144)
Amortization of prior service costs (credits)	(2)	(11)	(11)	—	—	—	—	—	—
Amortization of transition obligation	—	—	—	—	—	—	867	867	867
Amortization of net actuarial loss	4,253	3,104	5,007	909	997	1,131	434	—	57
Net periodic benefit cost	$ 18,947	$ 16,978	$ 17,701	$3,169	$3,135	$3,232	$ 2,797	$ 1,783	$ 1,895
Weighted-average assumptions (net benefit cost)									
Discount rate	6.75%	6.50%	6.00%	6.75%	6.50%	6.00%	6.75%	6.50%	6.00%
Expected return on plan assets	8.00%	8.00%	8.50%	8.00%	8.00%	8.50%	8.00%	8.00%	8.50%
Weighted-average rate of compensation increase	3.75%	4.00%	3.75%	3.75%	4.00%	3.75%	3.75%	4.00%	3.75%

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income

	2009				2008			
	Total	Qualified Retirement Plan	SERP	PBOP	Total	Qualified Retirement Plan	SERP	PBOP
(Thousands of dollars)								
Net actuarial loss (gain) (a)	$ 26,448	$ 21,054	$3,785	$1,609	$ 131,738	$ 125,067	$ (595)	$ 7,266
Amortization of prior service credit (b)	2	2	—	—	11	11	—	—
Amortization of transition obligation (b)	(867)	—	—	(867)	(867)	—	—	(867)
Amortization of net actuarial loss (b)	(5,596)	(4,253)	(909)	(434)	(4,101)	(3,104)	(997)	—
Regulatory adjustment	(15,431)	(15,123)	—	(308)	(116,175)	(109,776)	—	(6,399)
Recognized in other comprehensive (income) loss	$ 4,556	$ 1,680	$2,876	$ —	$ 10,606	$ 12,198	$(1,592)	$ —
Total of amount recognized in net periodic benefit cost and other comprehensive (income) loss	$ 29,469	$ 20,627	$6,045	$2,797	$ 32,502	$ 29,176	$ 1,543	$ 1,783

The table above discloses the net gain or loss, prior service cost, and transition amount recognized in other comprehensive income, separated into (a) amounts initially recognized in other comprehensive income, and (b) amounts subsequently recognized as adjustments to other comprehensive income as those amounts are amortized as components of net periodic benefit cost.

Related Tax Effects Allocated to Each Component of Other Comprehensive Income

	2009			2008		
(Thousands of dollars)	Before-Tax Amount	Tax (Expense) or Benefit (1)	Net-of-Tax Amount	Before-Tax Amount	Tax (Expense) or Benefit (1)	Net-of-Tax Amount
Defined benefit pension plans:						
Net actuarial loss (gain)	$ 26,448	$(10,050)	$16,398	$ 131,738	$(50,060)	$ 81,678
Amortization of prior service credit	2	(1)	1	11	(4)	7
Amortization of transition obligation	(867)	329	(538)	(867)	329	(538)
Amortization of net loss	(5,596)	2,126	(3,470)	(4,101)	1,558	(2,543)
Regulatory adjustment	(15,431)	5,864	(9,567)	(116,175)	44,147	(72,028)
Other comprehensive (income) loss	$ 4,556	$ (1,732)	$ 2,824	$ 10,606	$ (4,030)	$ 6,576

(1) Tax amounts are calculated using a 38 percent rate.

The estimated net loss that will be amortized from accumulated other comprehensive income or regulatory assets into net periodic benefit cost over the next year is $10.5 million for the qualified retirement plan and $1.1 million for the SERP. The estimated amounts for the PBOP that will be amortized from regulatory assets into net periodic benefit cost over the next year are $700,000 related to net loss and $870,000 for the transition obligation.

The following table sets forth, by level within the three-level fair value hierarchy that ranks the inputs used to measure fair value by their reliability, the fair values of the assets of the qualified pension plan and the PBOP as of December 31, 2009. The SERP has no assets.

	December 31, 2009		
	Qualified Retirement Plan	PBOP	Total
Assets at fair value (thousands of dollars):			
Level 1—Quoted prices in active markets for identical financial assets			
Cash equivalents	$ 39	$ 1	$ 40
Common stock	175,247	5,719	180,966
Real estate investment trusts	2,731	89	2,820
Mutual funds	42,070	12,604	54,674
Government fixed income	6,580	215	6,795
Preferred securities	169	5	174
Futures contracts	(51)	(2)	(53)
Total Level 1 Assets (1)	$226,785	$18,631	$245,416
Level 2—Significant other observable inputs			
Cash equivalents	$ 3	$ —	$ 3
Commercial paper	1,414	46	1,460
Government fixed income and mortgage backed	36,078	1,177	37,255
Corporate fixed income	40,646	1,326	41,972
Pooled funds and mutual funds	9,588	1,767	11,355
State and local obligations	262	9	271
Total Level 2 assets (2)	$ 87,991	$ 4,325	$ 92,316
Level 3—Significant unobservable inputs			
Commingled equity funds	$ 75,418	$ 2,461	$ 77,879
Guaranteed investment contracts/guaranteed annuity contracts	5,673	—	5,673
Total Level 3 assets (3)	$ 81,091	$ 2,461	$ 83,552
Total (4)	$395,867	$25,417	$421,284

(1) Equity securities, Real Estate Investment Trusts, and U.S. Government securities listed or regularly traded on a national securities exchange are valued at quoted market prices as of the last business day of the calendar year.
The mutual funds are an intermediate-term bond fund whose manager employs multiple concurrent strategies and takes only moderate risk in each, thereby reducing the risk of poor performance arising from any single source and a balanced fund that invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities. Strategies utilized by the bond fund include duration management, yield curve or maturity structuring, sector rotation, and all bottom-up techniques including in-house credit and quantitative research. Strategies employed by the balanced fund include pursuit of regular income, conservation of principal, and an opportunity for long-term growth of principal and income.

(2) The fair value of investments in debt securities with remaining maturities of one year or more is determined by dealers who make markets in such securities or by an independent pricing service, which considers yield or price of bonds of comparable quality, coupon, maturity, and type.

The pooled funds and mutual funds are two collective short-term funds that invest in Treasury bills and money market funds. These funds are used as a temporary cash repository for the pension plan's various investment managers.

(3) Assets not considered Level 1 or Level 2 are valued using assumptions based on the best information available under the circumstances, such as investment manager pricing.

The commingled equity funds include private equity funds that invest in international securities. These funds are shown in the above table at net asset value. Investment strategies employed by the funds include:

- Investing in various industries with growth and reasonable valuations, avoiding highly cyclical industries
- Diversification by country, limiting exposure in any one country
- Emerging markets

The guaranteed investment contracts/guaranteed annuity contracts are annuity insurance contracts used to pay the pensions of employees who retired prior to 1989. The balance of the account disclosed in the above table is the contract value, which is the result of deposits, withdrawals, and interest credits.

(4) The assets in the above table exceed the market value of plan assets shown in the funded status table by a net $2.8 million (qualified retirement plan—$2.9 million, PBOP—($100,000)), which includes a payable for securities purchased, partially offset by receivables for interest, dividends, and securities sold.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Commingled Equity Funds	Guaranteed Investment Contracts/Guaranteed Annuity Contracts	Total
(Thousands of dollars):			
Beginning balance at December 31, 2008	$57,017	$6,042	$63,059
Actual return on plan assets:			
Relating to assets still held at the reporting date	20,466	243	20,709
Relating to assets sold during the period	816	—	816
Purchases, sales, and settlements	(420)	(612)	(1,032)
Transfers in and/or out of Level 3	—	—	—
Ending balance at December 31, 2009	$77,879	$5,673	$83,552

Note 10—Stock-Based Compensation

At December 31, 2009, the Company had three stock-based compensation plans: a stock option plan, a performance share stock plan, and a restricted stock/unit plan. Total stock-based compensation expense recognized in the consolidated statements of income for the years ended December 31, 2009, December 31, 2008, and December 31, 2007 were $5.2 million (net of related tax benefits of $3.2 million), $4.9 million (net of related tax benefits of $3 million), and $4.9 million (net of related tax benefits of $3 million), respectively.

Under the option plan, the Company previously granted options to purchase shares of common stock to key employees and outside directors. The last option grants were in 2006 and no future grants are anticipated. Each option has an exercise price equal to the market price of Company common stock on the date of grant and a maximum term of ten years.

The following tables summarize Company stock option plan activity and related information (thousands of options):

	2009		2008		2007	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding at the beginning of the year	731	$27.12	798	$26.85	957	$26.26
Granted during the year	—	—	—	—	—	—
Exercised during the year	(66)	23.18	(64)	23.70	(158)	23.24
Forfeited during the year	—	—	(3)	27.72	(1)	33.07
Expired during the year	(14)	28.88	—	—	—	—
Outstanding at year end	651	$27.49	731	$27.12	798	$26.85
Exercisable at year end	651	$27.49	663	$26.55	561	$25.50

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. The aggregate intrinsic value of outstanding options was $1.7 million, $661,000, and $3.1 million at December 31, 2009, 2008, and 2007, respectively. The aggregate intrinsic value of exercisable options was $1.7 million, $661,000, and $2.7 million at December 31, 2009, 2008, and 2007, respectively. The aggregate intrinsic value of exercised options was $294,000, $339,000, and $1 million during 2009, 2008, and 2007, respectively. The market value of Southwest Gas stock was $28.53, $25.22, and $29.77 at December 31, 2009, 2008, and 2007, respectively.

The weighted-average remaining contractual life for outstanding options was 5.3 years for 2009. All outstanding options are exercisable. The following table summarizes information about stock options outstanding at December 31, 2009 (thousands of options):

	Options Outstanding and Exercisable		
Range of Exercise Price	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$17.94 to $23.40	196	3.8 Years	$22.65
$24.50 to $26.10	209	5.4 Years	$25.93
$29.08 to $33.07	246	6.5 Years	$32.66

The total grant date fair value of options vested was $405,000, $824,000, and $1.2 million during 2009, 2008, and 2007, respectively. The Company received $1.5 million in cash from the exercise of options during 2009 and a corresponding tax benefit of $109,000 which was recorded in additional paid-in capital.

The following table summarizes the final vesting of the Company's options during 2009 (thousands of options):

	Number of options	Weighted-average grant date fair value
Nonvested at the beginning of the year	68	$5.93
Granted	—	—
Vested	(68)	5.93
Forfeited	—	—
Nonvested at December 31, 2009	—	$ —

Under the performance share stock plan, the Company may issue performance shares to encourage key employees to remain in its employment and to achieve short-term and long-term performance goals. Plan participants are eligible to receive a cash bonus (i.e., short-term incentive) and performance shares (i.e., long-term incentive). The performance shares vest three years after grant (and are subject to a final adjustment as determined by the Board of Directors) and are then issued as common stock.

The Company awards restricted stock and restricted stock/units under the restricted stock/unit plan to attract, motivate, retain, and reward key employees with an incentive to attain high levels of individual performance and improved financial performance of the Company. The restricted stock/unit plan was also established to attract, motivate, and retain experienced and knowledgeable independent directors. The restricted stock/units vest 40 percent at the end of year one and 30 percent at the end of years two and three.

The following table summarizes the activity of the performance share stock and restricted stock/unit plans as of December 31, 2009 (thousands of shares):

	Performance Shares	Weighted-average grant date fair value	Restricted Stock/Units	Weighted-average grant date fair value
Nonvested at beginning of year	267	$31.38	84	$31.15
Granted	131	24.46	95	24.46
Dividends	13		6	
Forfeited	(2)	29.33	(1)	26.78
Vested and issued*	(89)	27.75	(38)	31.02
Nonvested at December 31, 2009	320	$29.20	146	$26.47

* Includes shares converted for taxes.

The average grant date fair value of performance shares granted in 2008 and 2007 was $29.31 and $38.21, respectively. The average grant date fair value of restricted stock/units granted in 2008 and 2007 was $27.25 and $38.48, respectively.

Note 11—Income Taxes

As of December 31, 2009 and 2008, the Company had $1.4 million of uncertain tax liabilities which, if recognized, would favorably impact the effective tax rate. There was no change to the balance of unrecognized tax benefits during 2009 and the Company does not expect a significant increase or decrease in its unrecognized tax benefits in the next twelve months. The Company recognizes interest expense and income and penalties related to income tax matters in income tax expense. Tax-related interest income of $200,000, $900,000, and $1 million is included in the consolidated statements of income for 2009, 2008, and 2007, respectively. Tax-related interest payable of $100,000 (at December 31, 2009) and interest receivable of $700,000 (at December 31, 2008) is included in the consolidated balance sheets.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states. The Company is subject to examinations by the Internal Revenue Service and by the various state taxing authorities for years after 2004.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (thousands of dollars):

	2009	2008
Unrecognized tax benefits at beginning of year	$1,445	$1,445
Gross increases—tax positions in prior period	—	—
Gross decreases—tax positions in prior period	—	—
Gross increases—current period tax positions	—	—
Gross decreases—current period tax positions	—	—
Settlements	—	—
Lapse of statute of limitations	—	—
Unrecognized tax benefits at end of year	$1,445	$1,445

Income tax expense (benefit) consists of the following (thousands of dollars):

Year Ended December 31,	2009	2008	2007
Current:			
Federal	$(1,020)	$ 5,420	$37,668
State	3,101	1,106	6,989
	2,081	6,526	44,657
Deferred:			
Federal	$41,410	32,569	2,813
State	1,426	1,740	308
	42,836	34,309	3,121
Total income tax expense	$44,917	$40,835	$47,778

Deferred income tax expense (benefit) consists of the following significant components (thousands of dollars):

Year Ended December 31,	2009	2008	2007
Deferred federal and state:			
Property-related items	$46,201	$ 53,978	$ 26,300
Purchased gas cost adjustments	(4,167)	(15,918)	(24,972)
Employee benefits	(452)	(1,884)	2,263
All other deferred	2,122	(999)	398
Total deferred federal and state	43,704	35,177	3,989
Deferred ITC, net	(868)	(868)	(868)
Total deferred income tax expense	$42,836	$ 34,309	$ 3,121

The consolidated effective income tax rate for the period ended December 31, 2009 and the two prior periods differ from the federal statutory income tax rate. The sources of these differences and the effect of each are summarized as follows:

Year Ended December 31,	2009	2008	2007
Federal statutory income tax rate	35.0%	35.0%	35.0%
Net state taxes	2.5	2.4	2.7
Property-related items	0.2	0.2	0.4
Effect of income tax settlements	(0.2)	(0.9)	(0.4)
Tax credits	(0.7)	(0.9)	(0.7)
Company owned life insurance	(2.5)	4.0	(0.5)
All other differences	(0.3)	0.3	—
Consolidated effective income tax rate	34.0%	40.1%	36.5%

Deferred tax assets and liabilities consist of the following (thousands of dollars):

December 31,	2009	2008
Deferred tax assets:		
Deferred income taxes for future amortization of ITC	$ 4,817	$ 5,353
Employee benefits	41,877	39,693
Alternative minimum tax credit	19,894	20,457
Other	7,129	6,686
	73,717	72,189
Deferred tax liabilities:		
Property-related items, including accelerated depreciation	456,795	410,588
Regulatory balancing accounts	1,151	5,317
Property-related items previously flowed through	5,014	6,161
Unamortized ITC	7,728	8,595
Debt-related costs	5,011	5,143
Other	11,721	9,022
	487,420	444,826
Net deferred tax liabilities	$413,703	$372,637
Current	$ (22,410)	$ (14,902)
Noncurrent	436,113	387,539
Net deferred tax liabilities	$413,703	$372,637

Note 12—Derivatives and Fair Value Measurements

In managing its natural gas supply portfolios, Southwest has historically entered into fixed- and variable-price contracts, which qualify as derivatives. In 2008, Southwest also began utilizing fixed-for-floating swap contracts ("Swaps") to supplement its fixed-price contracts. The fixed-price contracts, firm commitments to purchase a fixed amount of gas in the future at a fixed price, qualify for the normal purchases and normal sales exception that is allowed for contracts that are probable of delivery in the normal course of business and are exempt from fair value reporting. The variable-price contracts have no significant market value. The Swaps are recorded at fair value.

The fixed-price contracts and Swaps are utilized by Southwest under its volatility mitigation programs to effectively fix the price on approximately 50 percent of its natural gas portfolios. The maturities of the Swaps highly correlate to forecasted purchases of natural gas, during timeframes ranging from January 2010 through June 2011. Under such contracts, Southwest pays the counterparty at a fixed rate and receives from the counterparty a floating rate per MMBtu ("dekatherm") of natural gas. Only the net differential is actually paid or received. The differential is calculated based on the notional amounts under the contracts (approximately 13.6 million dekatherms at December 31, 2009 and 6.5 million dekatherms at December 31, 2008). Southwest does not utilize derivative financial instruments for speculative purposes, nor does it have trading operations.

The following table sets forth the gains and (losses) recognized on the Company's Swaps (derivatives) for the years ended December 31, 2009 and 2008 and their location in the income statements (thousands of dollars):

Derivatives not designated as hedging instruments:

Location of Gain or (Loss) Recognized in Income on Derivative		Amount of Gain or (Loss) Recognized in Income on Derivative Year Ended December 31, 2009	Amount of Gain or (Loss) Recognized in Income on Derivative Year Ended December 31, 2008
Swaps	Net cost of gas sold	$(4,391)	$(18,351)
Swaps	Net cost of gas sold	4,391 *	18,351 *
Total		$ —	$ —

* Represents the impact of regulatory deferral accounting treatment under U.S. GAAP for rate-regulated entities.

The estimated fair values of the derivatives were determined using future natural gas index prices (as more fully described below). The Company has master netting arrangements with each counterparty that provide for the net settlement of all contracts through a single payment. As applicable, the Company has elected to reflect the net amounts in its balance sheets.

The following table sets forth the fair values of the Company's Swaps (derivatives) and their location in the balance sheets (thousands of dollars):

Derivatives not designated as hedging instruments:

December 31, 2009

	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Net Total
Swaps	Deferred charges and other assets	$ 85	$ (27)	$ 58
Swaps	Prepaids and other current assets	2,921	(361)	2,560
Swaps	Other current liabilities	309	(1,730)	(1,421)
Swaps	Other deferred credits	25	(100)	(75)
Total		$3,340	$ (2,218)	$ 1,122

December 31, 2008

	Balance Sheet Location	Asset Derivatives	Liability Derivatives	Net Total
Swaps	Deferred charges and other assets	$ 380	$ (88)	$ 292
Swaps	Other current liabilities	—	(14,440)	(14,440)
Total		$ 380	$(14,528)	$(14,148)

Pursuant to regulatory deferral accounting treatment for rate-regulated entities, Southwest records the unrealized gains and losses in fair value of the Swaps as a regulatory asset and/or liability. When the Swaps settle,

Southwest reverses any prior positions held and records the settled position as an increase or decrease of purchased gas under the related purchased gas adjustment ("PGA") mechanism in determining its deferred PGA balances. During the year ended December 31, 2009, Southwest paid counterparties $19.7 million in settlements of matured Swaps. Neither changes in the fair value of the Swaps nor settled amounts have a direct effect on earnings or other comprehensive income. At December 31, 2009, regulatory assets/liabilities offsetting the amounts in the above table were recorded in Prepaids and other current assets ($1.4 million), Other current liabilities ($2.6 million), Other deferred credits ($58,000), and Deferred charges and other assets ($75,000). At December 31, 2008, regulatory assets/liabilities offsetting the amounts in the above table were recorded in Prepaids and other current assets ($14.4 million) and Other deferred credits ($292,000).

The estimated fair values of Southwest's Swaps were determined at December 31, 2009 and 2008 using New York Mercantile Exchange ("NYMEX") futures settlement prices for delivery of natural gas at Henry Hub adjusted by the price of NYMEX ClearPort basis Swaps, which reflect the difference between the price of natural gas at a given delivery basin and the Henry Hub pricing points. These Level 2 inputs are observable in the marketplace throughout the full term of the Swaps, but have been credit-risk adjusted with no significant impact to the overall fair value measure.

U.S. GAAP states that a fair value measurement should be based on the assumptions that market participants would use in pricing the asset or liability and establishes a fair value hierarchy that ranks the inputs used to measure fair value by their reliability. The three levels of the fair value hierarchy are as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2—inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities, either directly or indirectly.

Level 3—unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following table sets forth, by level within the fair value hierarchy, the Company's financial assets and liabilities that were accounted for at fair value as of December 31, 2009 and 2008.

Level 2—Significant other observable inputs

(Thousands of dollars)	December 31, 2009	December 31, 2008
Assets at fair value:		
Prepaids and other current assets—swaps	$ 2,560	$ —
Deferred charges and other assets—swaps	58	292
Liabilities at fair value:		
Other current liabilities—swaps	(1,421)	(14,440)
Other deferred credits—swaps	(75)	—
Net Assets (Liabilities)	$ 1,122	$(14,148)

No financial assets or liabilities fell within Level 1 or Level 3 of the fair value hierarchy.

In January 2010, Southwest entered into two forward-starting interest rate swap ("FSIRS") agreements to hedge the risk of interest rate variability during the period leading up to the planned issuance of 10-year fixed-rate debt in December 2010 and March 2012, to replace a total of $400 million of debt maturing in February

2011 and May 2012, respectively. The counterparties to both agreements comprise four major banking institutions. The first FSIRS has a notional amount of $125 million (with Southwest as the fixed-rate payer at a rate of 4.26%) and has a mandatory termination date on or before December 7, 2010. The second FSIRS has a notional amount of $100 million (with Southwest as the fixed-rate payer at a rate of 4.78%) and has a mandatory termination date on or before March 20, 2012. Southwest has designated the FSIRS agreements as cash flow hedges of forecasted future interest payments.

Note 13—Segment Information

Company operating segments are determined based on the nature of their activities. The natural gas operations segment is engaged in the business of purchasing, transporting, and distributing natural gas. Revenues are generated from the sale and transportation of natural gas. The construction services segment is engaged in the business of providing utility companies with trenching and installation, replacement, and maintenance services for energy distribution systems.

The accounting policies of the reported segments are the same as those described within **Note 1—Summary of Significant Accounting Policies.** NPL accounts for the services provided to Southwest at contractual (market) prices. At December 31, 2009 and 2008, accounts receivable for these services totaled $5.3 million and $6.6 million, respectively, which were not eliminated during consolidation.

The financial information pertaining to the natural gas operations and construction services segments for each of the three years in the period ended December 31, 2009 is as follows (thousands of dollars):

2009	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,614,843	$226,407		$1,841,250
Intersegment sales	—	52,574		52,574
Total	$1,614,843	$278,981		$1,893,824
Interest revenue	$ 189	$ 82		$ 271
Interest expense	$ 81,822	$ 1,179		$ 83,001
Depreciation and amortization	$ 166,850	$ 23,232		$ 190,082
Income tax expense	$ 40,451	$ 4,466		$ 44,917
Segment income	$ 79,420	$ 8,062		$ 87,482
Segment assets	$3,782,913	$124,755	$(1,376)	$3,906,292
Capital expenditures	$ 212,919	$ 4,066		$ 216,985

2008	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,791,395	$290,218		$2,081,613
Intersegment sales	—	63,130		63,130
Total	$1,791,395	$353,348		$2,144,743
Interest revenue	$ 2,107	$ 105		$ 2,212
Interest expense	$ 90,825	$ 1,823		$ 92,648
Depreciation and amortization	$ 166,337	$ 27,382		$ 193,719
Income tax expense	$ 35,600	$ 5,235		$ 40,835
Segment income	$ 53,747	$ 7,226		$ 60,973
Segment assets	$3,680,327	$140,057		$3,820,384
Capital expenditures	$ 279,254	$ 20,963		$ 300,217

2007	Gas Operations	Construction Services	Adjustments (a)	Total
Revenues from unaffiliated customers	$1,814,766	$265,937		$2,080,703
Intersegment sales	—	71,385		71,385
Total	$1,814,766	$337,322		$2,152,088
Interest revenue	$ 4,366	$ 82		$ 4,448
Interest expense	$ 94,163	$ 2,036		$ 96,199
Depreciation and amortization	$ 157,090	$ 25,424		$ 182,514
Income tax expense	$ 40,914	$ 6,864		$ 47,778
Segment income	$ 72,494	$ 10,752		$ 83,246
Segment assets	$3,518,304	$152,096	$ (212)	$3,670,188
Capital expenditures	$ 312,412	$ 28,463		$ 340,875

(a) Construction services segment assets include income taxes payable of $1.4 million in 2009 and $212,000 in 2007, which were netted against gas operations segment income taxes receivable, net during consolidation.

Note 14—Quarterly Financial Data (Unaudited)

	Quarter Ended			
	March 31	June 30	September 30	December 31
(Thousands of dollars, except per share amounts)				
2009				
Operating revenues	$689,862	$387,648	$317,509	$498,805
Operating income	102,729	14,685	522	90,455
Net income (loss)	49,981	(594)	(8,297)	46,392
Basic earnings (loss) per common share*	1.13	(0.01)	(0.18)	1.03
Diluted earnings (loss) per common share*	1.12	(0.01)	(0.18)	1.02
2008				
Operating revenues	$813,607	$447,304	$374,422	$509,410
Operating income	104,685	18,256	2,900	82,021
Net income (loss)	49,152	(2,725)	(16,686)	31,232
Basic earnings (loss) per common share*	1.14	(0.06)	(0.38)	0.71
Diluted earnings (loss) per common share*	1.14	(0.06)	(0.38)	0.71
2007				
Operating revenues	$793,716	$426,537	$371,524	$560,311
Operating income	101,325	18,405	8,569	94,001
Net income (loss)	49,764	(337)	(9,318)	43,137
Basic earnings (loss) per common share*	1.19	(0.01)	(0.22)	1.01
Diluted earnings (loss) per common share*	1.17	(0.01)	(0.22)	1.00

* The sum of quarterly earnings (loss) per average common share may not equal the annual earnings (loss) per share due to the ongoing change in the weighted-average number of common shares outstanding.

The demand for natural gas is seasonal, and it is the opinion of management that comparisons of earnings for the interim periods do not reliably reflect overall trends and changes in the operations of the Company. Also, the timing of general rate relief can have a significant impact on earnings for interim periods. See Management's Discussion and Analysis for additional discussion of operating results.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Company management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined by Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of Company management, including the principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the *"Internal Control—Integrated Framework"* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the Company's evaluation under such framework, Company management concluded that the internal control over financial reporting was effective as of December 31, 2009. The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers, LLP, an independent registered public accounting firm, as stated in their report which is included herein.

February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Southwest Gas Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of equity and comprehensive income present fairly, in all material respects, the financial position of Southwest Gas Corporation and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Los Angeles, California
February 25, 2010

BOARD OF DIRECTORS & OFFICERS

Directors

George C. Biehl
Las Vegas, Nevada
Executive Vice President/Chief Financial Officer and Corporate Secretary
Southwest Gas Corporation

Robert L. Boughner
Las Vegas, Nevada
Executive Vice President and Chief Business Development Officer
Boyd Gaming

Thomas E. Chestnut
Tucson, Arizona
Owner, President and Chief Executive Officer
Chestnut Construction Company

Stephen C. Comer
Las Vegas, Nevada
Retired Managing Partner
Deloitte & Touche LLP

Richard M. Gardner
Scottsdale, Arizona
Retired Partner
Deloitte & Touche LLP

LeRoy C. Hanneman, Jr.
Phoenix, Arizona
Chairman and Chief Executive Officer
Element Homes, LLC

James J. Kropid
Las Vegas, Nevada
President
James J. Kropid Investments
Chairman of the Board of Directors
Southwest Gas Corporation

Michael O. Maffie
Las Vegas, Nevada
Retired Chief Executive Officer
Southwest Gas Corporation

Anne L. Mariucci
Phoenix, Arizona
Private Investor

Michael J. Melarkey
Reno, Nevada
Partner
Avansino, Melarkey, Knobel, Mulligan & McKenzie

Jeffrey W. Shaw
Las Vegas, Nevada
Chief Executive Officer
Southwest Gas Corporation

Thomas A. Thomas
Las Vegas, Nevada
Managing Partner
Thomas & Mack Co. LLC

Terrence "Terry" L. Wright
Las Vegas, Nevada
Owner/Chairman of the Board
Nevada Title Company

Officers

Jeffrey W. Shaw
Chief Executive Officer

James P. Kane
President

George C. Biehl
Executive Vice President/Chief Financial Officer and Corporate Secretary

John P. Hester
Senior Vice President/Regulatory Affairs and Energy Resources

Edward A. Janov
Senior Vice President/Finance

James F. Wunderlin
Senior Vice President/Engineering and Business Operations and Technology Support

Roy R. Centrella
Vice President/Controller/Chief Accounting Officer

Garold L. Clark
Vice President/Southern Arizona Division

Eric DeBonis
Vice President/Central Arizona Division

Luis F. Frisby
Vice President/Southern California Division

Kenneth J. Kenny
Vice President/Treasurer

Karen S. Haller
Vice President/General Counsel and Compliance Officer

Laura Lopez Hobbs
Vice President/Human Resources

William N. Moody
Vice President/Gas Resources

Dennis Redmond
Vice President/Northern Nevada Division

Anita M. Romero
Vice President/Southern Nevada Division

Donald L. Soderberg
Vice President/Pricing

Robert J. Weaver
Vice President/Information Services

SHAREHOLDER INFORMATION

Stock Listing Information
Southwest Gas Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol "SWX." Quotes may be obtained in daily financial newspapers or some local newspapers where it is listed under "SoWestGas."

Annual Meeting
The Annual Meeting of Shareholders will be held on May 6, 2010 at 10:00 a.m. at Las Vegas Chamber of Commerce 6671 Las Vegas Blvd., South, Suite 300, Las Vegas, Nevada.

Dividend Reinvestment and Stock Purchase Plan
The Southwest Gas Corporation Dividend Reinvestment and Stock Purchase Plan (DRSPP) provides its shareholders, natural gas customers, employees and residents of Arizona, California and Nevada with a simple and convenient method of purchasing the Company's common stock and investing cash dividends in additional shares without payment of any brokerage commission.

The DRSPP features include:
Initial investments of $250, up to $100,000 annually
Automatic investing
No commissions on purchases
Safekeeping for common stock certificates
Individual Retirement Accounts

For more information contact:
Shareholder Services
Southwest Gas Corporation
P. O. Box 98511
Las Vegas, NV 89193-8511
or call (800) 331-1119.

Dividends
Dividends on common stock are declared quarterly by the Board of Directors. As a general rule, they are payable on the first day of March, June, September and December.

Investor Relations
Southwest Gas Corporation is committed to providing relevant and complete investment information to shareholders, individual investors and members of the investment community. Additional copies of the Company's 2009 Annual Report on Form 10-K, without exhibits, as filed with the Securities and Exchange Commission may be obtained upon request free of charge. Additional financial information may be obtained by contacting Kenneth J. Kenny, Investor Relations, Southwest Gas Corporation, P. O. Box 98510, Las Vegas, NV 89193-8510 or by calling (702) 876-7237.

Southwest Gas Corporation information is also available on the Internet at www.swgas.com. For non-financial information, please call (702) 876-7011.

Transfer Agent
Shareholder Services
Southwest Gas Corporation
P. O. Box 98511
Las Vegas, NV 89193-8511

Registrar
Southwest Gas Corporation
P. O. Box 98510
Las Vegas, NV 89193-8510

Auditors
PricewaterhouseCoopers LLP
350 S. Grand Avenue
Los Angeles, CA 90071


D A K O T A
N E B R A S K A
K A N S A S
M I S S O U R I
I O W A
I L L I N O I S
INDIAN
TERRITORY
A R K A N S A S
T E X A S
M E X I C O
G U L F O F
M E X I C O
LAKE MICHIGAN
Public Lands
Bismarck
Deadwood
Black Hills
Yankton
Omaha
Lincoln
Denver
Colorado Springs
Pueblo
Trinidad
Las Vegas
Dodge City
Newton
Wichita
Independence
Tahlequah
Little Rock
Fort Smith
Memphis
Vicksburg
Jackson
Natchez
Baton Rouge
Shreveport
Dallas
Ft. Worth
Austin
San Antonio
Houston
Galveston
Corpus Christi
Eagle Pass
Jefferson City
St. Louis
Springfield
Burlington
Muscatine
Quincy
Madison
Green Bay
Superior City
Red River Sprs.
Ft. Sill
Phantom Hill
Camp Colorado
Cairo



SOUTHWEST GAS CORPORATION

5241 Spring Mountain Road
Las Vegas, Nevada 89150